File No. 812-24006

UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

APPLICATION PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940, AS

AMENDED (THE “ACT”) FOR AN ORDER GRANTING EXEMPTIONS FROM SECTIONS 18(a)(2), 18(c)

AND 18(i) OF THE ACT AND PURSUANT TO SECTION 17(d) OF THE ACT AND RULE 17d-1

THEREUNDER.

EXPEDITED REVIEW REQUESTED UNDER 17 CFR 270.0-5(d)

In the Matter of:

ARDIAN ACCESS LLC

ARDIAN US LLC

PLEASE SEND ALL COMMUNICATIONS AND ORDERS TO:

Gregory Davis, Esq.

Ropes & Gray LLP

Three Embarcadero Center

San Francisco, CA US 94111-4006

(415) 315-6327

gregory.davis@ropesgray.com

With a Copy to:

Michael Ferragamo

Ardian Access LLC

1370 Avenue of the Americas

New York, NY 10019

This Application (including Exhibits) contains 53 pages.

As filed with the Securities and Exchange Commission on February 19, 2025

TABLE OF CONTENTS

I.	THE PROPOSAL		1

II.	STATEMENT OF FACTS		2

	A.	Initial Fund	2

	B.	Adviser	2

	C.	Other Provisions	3

III.	EXEMPTIONS REQUESTED		3

	A.	The Multi-Class System	3

	B.	Asset-Based Distribution and/or Service Fees	3

IV.	COMMISSION AUTHORITY		3

V.	DISCUSSION		4

	A.	Background	4

	B.	Multiple Classes of Units—Exemptions from Sections 18(a)(2), 18(c) and 18(i) of the Act	5

	C.	Asset-Based Distribution and/or Service Fees	8

VI.	APPLICANTS’ CONDITION		9

VII.	CORPORATE ACTION		9

VIII.	CONCLUSION		9

EXHIBITS

Exhibit A	Resolutions of the Initial Fund

Exhibit B	Verifications

Exhibit C	Marked copies of the Application showing changes from the final versions of the two applications identified as substantially identical under Rule 0-5(e)(3)

UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

IN THE MATTER OF: ARDIAN ACCESS LLC AND ARDIAN US LLC Investment Company Act of 1940 File No. 812-24006 EXPEDITED REVIEW REQUESTED UNDER 17 CFR 270.0-5(d).	APPLICATION PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED (THE “ACT”) FOR AN ORDER GRANTING EXEMPTIONS FROM SECTIONS 18(a)(2), 18(c) AND 18(i) OF THE ACT AND PURSUANT TO SECTION 17(d) OF THE ACT AND RULE 17d-1 THEREUNDER.

I.	THE PROPOSAL

Ardian Access LLC (the “Initial Fund”) is a newly organized Delaware limited liability company that is registered under the Act and that will operate as a non-diversified, closed-end investment company. Ardian US LLC (the “Adviser”) will serve as the Initial Fund’s investment adviser.1 The Initial Fund and the Adviser are referred to herein as the “Applicants.”

The Applicants hereby seek an order (the “Order”) from the U.S. Securities and Exchange Commission (the “Commission”) (i) pursuant to Section 6(c) of the Act for an exemption from Sections 18(a)(2), 18(c) and 18(i) of the Act; and (ii) pursuant to Section 17(d) of the Act and Rule 17d-1 under the Act to permit the Initial Fund to issue multiple classes of limited liability company interests (“Units”)2 with varying sales loads and/or ongoing asset-based distribution and/or service fees with respect to certain classes.

Applicants request that the Order also apply to any other continuously offered registered closed-end management investment company that has previously been organized or that may be organized in the future for which the Adviser or any entity controlling, controlled by, or under common control with the Adviser (as that term is defined in Section 2(a)(9) of the Act), or any successor in interest to any such entity,3 acts as investment adviser and which provides periodic liquidity with respect to its Units pursuant to Rule 13e-4 under the Securities Exchange Act of 1934 (the “Exchange Act”) (each, a “Future Fund,” and together with the Initial Fund, the “Funds”). Any of the Funds relying on this relief in the future will do so in compliance with the terms and conditions of this Application (the “Application”). Applicants represent that each entity presently intending to rely on the requested relief is listed as an Applicant.

The Initial Fund has filed an initial registration statement on Form N-2 (“Initial Registration Statement”), seeking to register three classes of Units, “Class J Units,” “Class I Units” and “Class D Units,” under the Act and the Securities Act of 1933, as amended (the “Securities Act”), each with its own fee and expense structure. If the requested relief is granted, the Initial Fund anticipates making a continuous public offering of its Class J Units, Class I Units and Class D Units. Additional offerings by any Fund relying on the Order may be on a private placement or

[1]	The term “investment adviser” is defined in Section 2(a)(20) of the Act.
[2]

As used in this Application, “Units” includes any other equivalent designation of a proportionate ownership interest (such as interests or shares) of a Fund (or any other registered closed end management investment company relying on the requested Order).

[3]	A successor in interest is limited to an entity that results from a reorganization into another jurisdiction or a change in the type of business organization.

public offering basis. The Initial Fund will only offer one class of Units until receipt of the requested relief. Units of the Funds will not be listed on any securities exchange, nor quoted on any quotation medium, and the Funds do not expect there to be a secondary trading market for their Units. Units of the Initial Fund will be sold only to persons who are “accredited investors,” as defined in Regulation D under the Securities Act. The Initial Fund is expected to have a placement agent or distributor/principal underwriter (the “Distributor”) that is unaffiliated with the Adviser.

It is currently contemplated that the Initial Fund’s Class I Units will not be subject to other expenses such as distribution and/or service fees, but may be subject to an early repurchase fee (defined below). The Initial Fund’s Class J Units and Class D Units may be subject to other expenses, including distribution and/or service fees and an early repurchase fee. The Funds may in the future offer additional classes of Units and/or another sales charge structure.

Applicants represent that any asset-based service and/or distribution fees for each class of Units of the Funds will comply with the provisions of the Financial Industry Regulatory Authority (“FINRA”) Rule 2341(d) (the “FINRA Sales Charge Rule”).4

II.	STATEMENT OF FACTS

A.	Initial Fund

The Initial Fund filed a Notification of Registration Pursuant to Section 8(a) of the Investment Company Act of 1940 on Form N-8A and an Initial Registration Statement on Form N-2 seeking to register Class J Units, Class I Units and Class D Units under the Act and under the Securities Act, each with its own fee and expense structure, that will be declared effective by the staff of the Commission prior to the Initial Fund publicly offering its Units and prior to the Applicants relying on the requested Order. The Initial Fund is a Delaware limited liability company. The Initial Fund is a non-diversified, closed-end investment company that intends to provide periodic liquidity with respect to Units through periodic repurchase offers pursuant to Rule 13e-4 under the Exchange Act.

The Initial Fund’s investment objective is to generate attractive risk-adjusted returns. In pursuing its investment objective, the Initial Fund intends to invest in a global portfolio of private asset investments primarily through secondary investments, direct co-investments and primary investments. The Initial Fund’s address is 1370 Avenue of the Americas, New York, NY 10019.

If the relief requested herein is granted, the Initial Fund intends to offer Class J Units, Class I Units and Class D Units pursuant to a continuous offering as discussed above.

B.	Adviser

The Adviser is a Delaware limited liability company and is registered as an investment adviser with the Commission under the Investment Advisers Act of 1940, as amended. The Adviser will serve as the Initial Fund’s investment adviser pursuant to an advisory agreement (the “Investment Management Agreement”). The Investment Management Agreement will be subject to approval by the Initial Fund’s Board of Directors (the “Board”), including a majority of the directors who are not “interested persons” (as defined in Section 2(a)(19) of the Act) of the Initial Fund and by the Initial Fund’s original sole member, in the manner required by Sections 15(a) and (c) of the Act. The Applicants are not seeking any exemptions from the provisions of the Act with respect to the Investment Management Agreement. Under the terms of the Investment Management Agreement, and subject to the authority of the Board, it is expected that the Adviser will be responsible for the overall management of the Initial Fund’s business affairs and selecting the Initial Fund’s investments according to the Initial Fund’s investment objectives, policies, and restrictions. The Adviser’s address is 1370 Avenue of the Americas, New York, NY 10019.

[4]	Any reference in the Application to the FINRA Sales Charge Rule include any Financial Industry Regulatory Authority successor or replacement rule to the FINRA Sales Charge Rule.

C.	Other Provisions

From time to time, the Initial Fund may create additional classes of Units, the terms of which may differ from Class J, Class I and Class D Units pursuant to and in compliance with Rule 18f-3 under the Act.

Units may be subject to an early repurchase fee at a rate not to exceed 2.00 percent of the member’s repurchase proceeds (“Early Repurchase Fee”) if the interval between the date of purchase of the Units and the valuation date with respect to the repurchase of those Units is less than one year.5 Any Early Repurchase Fee imposed by a Fund will equally to all classes of Units of the Fund, in compliance with Section 18 of the Act and Rule 18f-3 thereunder. To the extent a Fund determines to waive, impose scheduled variations of, or eliminate any Early Repurchase Fee, it will do so in compliance with the requirements of Rule 22d-1 under the Act as if the Early Repurchase Fee were a CDSL and as if the Fund were an open-end investment company and the Fund’s waiver of, scheduled variation in, or elimination of, any such Early Repurchase Fee will apply uniformly to all members of the Fund regardless of class. The Initial Fund intends to impose a 2.00 percent Early Repurchase Fee with respect to any repurchase of Units from a member at any time prior to the day immediately preceding the one-year anniversary of the member’s purchase of Units.

III.	EXEMPTIONS REQUESTED

A.	The Multi-Class System

Applicants request exemptive relief to the extent that a Fund’s issuance and sale of multiple classes of Units might be deemed to result in the issuance of a class of “senior security,”6 within the meaning of Section 18(g) of the Act that would violate the provisions of Section 18(a)(2) of the Act, violate the equal voting provisions of Section 18(i) of the Act, and if more than one class of senior security were issued, violate Section 18(c) of the Act.

B.	Asset-Based Distribution and/or Service Fees

Applicants request an order pursuant to Section 17(d) of the Act and Rule 17d-1 thereunder to the extent necessary for a Fund to pay asset-based distribution and/or service fees.

IV.	COMMISSION AUTHORITY

Pursuant to Section 6(c) of the Act, the Commission may, by order on application, conditionally or unconditionally, exempt any person, security or transaction, or any class or classes of persons, securities or transactions from any provision or provisions of the Act or from any rule or regulation under the Act, if and to the extent that the exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

Pursuant to Section 17(d) of the Act and Rule 17d-1 thereunder, the Commission may issue an order permitting an affiliated person of or a principal underwriter for a registered investment company or an affiliated person of such person, acting as principal, from participating in or effecting a transaction in connection with a joint enterprise or other joint arrangement or profit sharing plan in which the investment company participates unless the Commission issues an order permitting the transaction. In reviewing applications submitted under Section 17(d) and Rule 17d-1, the Commission considers whether the participation of the investment company in a joint enterprise or joint arrangement is consistent with the provisions, policies and purposes of the Act, and the extent to which the participation is on a basis different from or less advantageous than that of other participants.

[5]

An Early Repurchase Fee charged by a Fund is not the same as a contingent deferred sales load (“CDSL”) assessed by an open-end fund pursuant to rule 6c-10 under the Act, as CDSLs are distribution-related charges payable to a distributor, whereas the Early Repurchase Fee is payable to the Fund to compensate long-term shareholders for the expenses related to shorter term investors, in light of the Fund’s generally longer-term investment horizons and investment operations.

[6]

Section 18(g) defines senior security to include any stock of a class having a priority over any other class as to distribution of assets or payment of dividends. Share classes that have different asset-based service or distribution charges have different total expenses and, thus, different net incomes. As a result, each class will have a different net asset value (“NAV”), receive a different distribution amount or both. A class with a higher NAV may be considered to have a priority as to the distribution of assets. A class receiving a higher dividend may be considered to have a priority over classes with lower dividends.

V.	DISCUSSION

A.	Background

In its 1992 study entitled Protecting Investors: A Half Century of Investment Company Regulation (“Protecting Investors”), the Commission’s Division of Investment Management recognized that the Act imposes a rigid classification system that dictates many important regulatory consequences.7 For example, the characterization of a management company as “open-end” or “closed-end” has historically been crucial to the determination of the degree of liquidity the fund’s shareholders will have, and thus the liquidity required of the fund’s investments.

Historically, except as noted below, there has been no middle ground between the two extremes of the open-end and closed-end forms. Open-end funds have offered complete liquidity to their shareholders and thus required a high degree of liquidity of the underlying investment portfolio, while closed-end funds have been subject to requirements that in fact restrict the liquidity they are permitted to offer their investors. Under this system of regulation, neither form has provided the best vehicle for offering portfolios that have significant, but not complete, liquidity. The one exception to the liquid/illiquid dichotomy has been the so called “prime-rate funds.” These funds, first introduced in 1988, invest primarily in loans and provide shareholders liquidity through periodic tender offers (“Closed-end Tender Offer Funds”) or, more recently, periodic repurchases under Rule 23c-3.

In Protecting Investors, the staff of the Commission determined that, given the changes in the securities market since 1940 — in particular the emergence of semi-liquid investment opportunities — it was appropriate to re-examine the classification system and its regulatory requirements and that it would be appropriate to provide the opportunity for investment companies to “chart new territory” between the two extremes of the open-end and the closed-end forms, consistent with investor protection.8 Protecting Investors recognized that the rigidity of the Act’s classification system had become a limitation on sponsors’ ability to offer innovative products that would take advantage of the vast array of semi-liquid portfolio securities currently existing. The report also noted the pioneering efforts of the prime rate funds and the market success they had experienced.9 The report thus concluded that it would be appropriate to provide the opportunity for investment companies to “chart new territory” between the two extremes of the open-end and closed-end forms, consistent with the goals of investor protection.10 The Division of Investment Management thus recommended giving the industry the ability to employ new redemption and repurchasing procedures, subject to Commission rulemaking and oversight.

In accordance with this recommendation, and shortly after Protecting Investors was published, the Commission proposed for comment a new rule designed to assist the industry in this endeavor.11 The Commission proposed Rule 23c-3, which began from the closed-end, illiquid perspective under Section 23(c), and provided flexibility to increase shareholder liquidity through periodic repurchase offers under simplified procedures. Rule 23c-3 was adopted in April 1993.12

The prime rate funds were cited in both Protecting Investors and the Proposing Release as the prototype for the interval concept.13 Nonetheless, while the prime rate funds broke the path for innovation in this area, developments since the origin of these funds make further innovation appropriate. Many funds either cannot or choose not to rely on Rule 23c-3. Therefore, there exist a large number of Closed-end Tender Offer Funds, which fall between open-end and closed-end designations in regard to their operations but are not interval funds. Moreover, a number of precedents exist for the implementation of a multiple-class system and the imposition of asset-based service and/or distribution fees substantially similar to that for which Applicants seek relief.14

[7]	SEC Staff Report, Protecting Investors: A Half Century of Investment Company Regulation 421 (May 1992), at 421.
[8]	Id. at 424.
[9]	Id. at 439-40.
[10]	Id. at 424.
[11]	Investment Co. Act Rel. No. 18869 (July 28, 1992) (the “Proposing Release”).
[12]

Investment Co. Act Rel. No. 19399 (April 7, 1993) (the “Adopting Release”). The Commission also had proposed Rule 22e-3, which began from the open-end, complete liquidity perspective under Section 22 of the Act, and permitted periodic or delayed, rather than constant liquidity. The Commission neither adopted nor withdrew proposed Rule 22e-3. To the Applicants’ knowledge, the Commission has taken no further action with respect to Rule 22e-3.

[13]	Protecting Investors at 439-40; Proposing Release at 27.
[14]

See, e.g., Felicitas Private Markets Fund and Skypoint Capital Advisors, LLC, Inv. Co. Act Rel. Nos 35154 (March 15, 2024) (Notice) and 35169 (April 10, 2024) (Order); Axxes Private Markets Fund and Axxes Advisors LLC, Inv. Co. Act Rel. Nos 35115 (January 26, 2024) (Notice) and 35135 (February 21, 2024) (Order); Brookfield Infrastructure Income Fund, Inc. and Brookfield Asset Management Private Institutional Capital Adviser (Canada), L.P., Inv. Co. Act Rel. Nos 35033 (October 18, 2023) (Notice) and 35048 (November 14, 2023) (Order); Alti Private Equity Access and Commitments Fund and ALTI, LLC, Inv. Co. Act Rel. Nos 35027 (September 28, 2023) (Notice) and 35037 (October 24, 2023) (Order); MBC Total Private Markets Access Fund and Seneca Management, LLC, Inv. Co. Act Rel. Nos 34879 (April 6, 2023) (Notice) and 34905 (May 2, 2023) (Order); Carlyle AlpInvest Private Markets Fund and AlpInvest Private Equity Investment Management, LLC, Inv. Co. Act Rel. Nos. 34832 (Feb. 13, 2023) (notice) and 34852 (Mar. 13, 2023) (order); Constitution Capital Private Markets Fund, LLC and Constitution Capital PM, LP, Inv. Co. Act Rel. Nos 34720 (September 30, 2022) (Notice) and 34740 (October 26, 2022) (Order); Fairway Private Equity & Venture Capital Opportunities Fund and Fairway Capital Management, LLC, Inv. Co. Act Rel. Nos 34462 (January 4, 2022) and 34492 (February 1, 2022) (Order); The Optima Dynamics Alternatives Fund, Et Al, Inv. Co. Act Rel. Nos 34381 (September 24, 2021) and 34409 (October 21, 2021); MVP Private Markets Fund and Portfolio Advisors, LLC, Inv. Co. Act. Rel. Nos 34334 (July 16, 2021) (Notice) and 34356 (August 11, 2021) (Order); Hamilton Lane Private Assets Fund and Hamilton Lane Advisors, L.L.C., Inv. Co. Act Rel. Nos 33896 (June 17, 2020) (Notice) and 33926 (July 14, 2020) (Order); Cresset Private Markets Opportunity Fund and Cresset SPG, LLC, Inv. Co. Act Rel. Nos. 33497 (May 31, 2019) (Notice) and 33536 (June 27, 2019) (Order); Triloma EIG Energy Income Fund, et al., Inv. Co. Act Rel. Nos. 32679 (June 13, 2017) (Notice) and 32730 (July 11, 2017) (Order); NorthStar/Townsend Institutional Real Estate Fund Inc., et al., Inv. Co. Act. Rel. Nos. 32472 (February 7, 2017) (Notice) and 32524 (March 7, 2017) (Order); and FS Global Credit Opportunities Fund, et al., Inv. Co. Act. Rel. Nos. 32221 (August 17, 2016) (Notice) and 32257 (September 12, 2016) (Order).

B.	Multiple Classes of Units—Exemptions from Sections 18(a)(2), 18(c) and 18(i) of the Act

Applicants request exemptive relief to the extent that a Fund’s issuance and sale of multiple classes of Units might be deemed to result in the issuance of a class of “senior security” within the meaning of Section 18(g) of the Act that would violate the provisions of Section 18(a)(2) of the Act, violate the equal voting provisions of Section 18(i) of the Act, and if more than one class of senior security were issued, violate Section 18(c) of the Act.

A registered closed-end investment company may have only one class of senior security representing indebtedness and only one class of stock that is a senior security. With respect to the class of stock that is a senior security, i.e., preferred stock, the preferred stock must have certain rights as described in Section 18(a)(2). Section 18(a)(2)(A) and (B) makes it unlawful for a registered closed-end investment company to issue a senior security that is a stock unless (a) immediately after such issuance it will have an asset coverage of at least 200% and (b) provision is made to prohibit the declaration of any distribution, upon its common stock, or the purchase of any such common stock, unless in every such case such senior security has at the time of the declaration of any such distribution, or at the time of any such purchase, an asset coverage of at least 200% after deducting the amount of such distribution or purchase price, as the case may be. Section 18(a)(2)(C) and (D) makes it unlawful for a registered closed-end investment company to issue a senior security that is a stock unless, stockholders have the right, voting separately as a class, to: (i) elect at least two directors at all times; (ii) elect a majority of the directors if at any time dividends on such class of securities have been unpaid in an amount equal to two full years’ dividends on such securities; and (iii) approve any plan of reorganization adversely affecting their securities or any action requiring a vote of security holders as set forth in section 13(a).15 Section 18(a)(2)(E) requires that such class of stock will have “complete priority over any other class as to distribution of assets and payment of dividends, which dividends shall be cumulative.”

Section 18(i) provides:

Except as provided in subsection (a) of this section, or as otherwise required by law, every share of stock hereafter issued by a registered management company . . . shall be voting stock and have equal voting rights with every other outstanding voting stock: Provided, That this subsection shall not apply . . . to shares issued in accordance with any rules, regulations, or orders which the Commission may make permitting such issue.

[15]	Section 13(a) requires, among other things, that a majority of the fund’s outstanding voting securities must approve converting to a mutual fund format.

Finally, Section 18(c) of the Act provides that “it shall be unlawful for any registered closed-end investment company. . . to issue or sell any senior security which is a stock if immediately thereafter such company will have outstanding more than one class of senior security which is a stock,” except that “any such class of . . . stock may be issued in one or more series: provided, that no such series shall have a preference or priority over any other series upon the distribution of the assets of such registered closed-end company or in respect of the payment of interest or dividends…”

The multi-class system proposed herein (the “Multi-Class System”) may result in Units of a class having priority over another class as to payment of dividends and having unequal voting rights, because under the proposed Multi-Class System (i) members of different classes may pay different distribution and/or service fees (and related costs as described above), different administrative fees and any other incremental expenses that should be properly allocated to a particular class, and (ii) each class would be entitled to exclusive voting rights with respect to matters solely related to that class.

Applicants believe that the implementation of the Multi-Class System will enhance member options. Under a multi-class system, an investor can choose the method of purchasing shares that is most beneficial given the amount of his or her purchase, the length of time the investor expects to hold his or her Units, the use of a financial intermediary through which the Units will be purchased and other relevant circumstances. The proposed arrangements would permit a Fund to facilitate both the distribution of its securities and provide investors with a broader choice of member services.

By contrast, if a Fund were required to organize new, separate investment portfolios for each class of Units, the success of the new portfolios might be limited. Unless each new portfolio grew at a sufficient rate and to a sufficient size, it could be faced with liquidity and diversification problems that would prevent the portfolio from producing a favorable return.

Under the proposed Multi-Class System, owners of each class of Units may be relieved of a portion of the fixed costs normally associated with investing in investment companies because these costs potentially would be spread over a greater number of Units than they would be if the classes were separate funds or portfolios. As a Fund grows in volume of assets, it is expected that the investors will derive benefits from economies of scale that would not be available at smaller volumes.

The Commission has long recognized that multiple class arrangements can be structured so that the concerns underlying the Act’s “senior security” provisions are satisfied. After having granted numerous exemptive orders (“multiple class exemptive orders”) to open-end investment companies permitting those funds to issue two or more classes of shares representing interests in the same portfolio,16 the Commission adopted Rule 18f-3 under the Act in 1995, which now permits open-end funds to maintain or create multiple classes without seeking individual exemptive orders, as long as certain conditions are met.17

Applicants believe that the proposed closed-end investment company multiple class structure does not raise concerns underlying Section 18 of the Act to any greater degree than open-end investment companies’ multiple class structures. The proposed multiple class structure does not relate to borrowings and will not adversely affect a Fund’s assets. In addition, the proposed structure will not increase the speculative character of each Fund’s Units. Applicants also believe that the proposed allocation of expenses relating to distribution and voting rights is equitable and will not discriminate against any group or class of members.

[16]

See Sierra Trust Funds, et al., Investment Co. Act Rel. No. 20093 (February 23, 1994) (notice) and Investment Co. Act Rel. No. 20153 (March 22, 1994) (order); see also Exemption for Open-End Management Investment Companies Issuing Multiple Classes of Shares; Disclosure by Multiple Class and Master-Feeder Funds, Investment Co. Act Rel. No. 19955 (December 15, 1993).

[17]

See Investment Co. Act Rel. No. 20915 (February 23, 1995). As adopted, Rule 18f-3 creates an exemption for mutual funds that issue multiple classes of shares with varying arrangements for the distribution of securities and the provision of services to shareholders. In connection with the adoption of Rule 18f-3, the Commission also amended Rule 12b-1 under the Act to clarify that each class of shares must have separate 12b-1 plan provisions. Moreover, any action on the 12b-1 plan (i.e., trustee or shareholder approval) must take place separately for each class. The Commission has adopted amendments to Rule 18f-3 that expand and clarify the methods by which a multiple class fund may allocate income, gains, losses and expenses and that clarify the shareholder voting provisions of the rule.

Applicants believe that the rationale for, and conditions contained in, Rule 18f-3 are as applicable to a closed-end investment company seeking to offer multiple classes of common shares with varying distribution and/or service arrangements in a single portfolio as they are to open-end funds. Each Fund will comply with the provisions of Rule 18f-3 as if it were an open-end investment company, including, among others, its provisions relating to differences in expenses, special allocations of other expenses, voting rights, conversions and exchanges and disclosures. In fact, each Fund is expected in many ways to resemble an open-end fund in its manner of operation and in the distribution of its Units, except for differences with respect to repurchases.

In particular, the Funds will offer their Units continuously at a price based on net asset value, plus any applicable front-end sales charge. Differences among classes will, as detailed above, relate largely to differences in distribution and/or service arrangements. Applicants note that open-end and closed-end funds are subject to different technical provisions governing the issuance of senior securities. However, those technical differences do not appear relevant here. Although closed-end funds may not issue multiple classes of common shares without exemptive relief, the Commission has granted specific exemptive relief to similarly situated closed-end funds.18 Provisions regulating the issuance by closed-end funds of debt or preferred stock should have no bearing on an application by a closed-end fund for an exemptive order permitting the issuance of multiple classes of common stock. Therefore, Applicants propose to base the conditions under which the Funds would issue multiple classes of common stock on those contained in Rule 18f-3.

Applicants believe that the proposed allocation of expenses and voting rights relating to the asset-based distribution and/or service fees applicable to the different classes of Units of each Fund in the manner described above is equitable and would not discriminate against any group of members. Each Applicant is aware of the need for full disclosure of the proposed multi-class system in each Fund’s prospectus and of the differences among the various classes and the different expenses of each class of Units offered. Each Fund will include in its prospectus disclosure of the fees, expenses and other characteristics of each class of Units offered for sale by the prospectus, as is required for open-end multi-class funds under Form N-1A.19 Applicants also note that the Commission has adopted rule and form amendments to require registered open-end management investment companies to disclose fund expenses borne by shareholders during the reporting period in shareholder reports,20 and to describe in their prospectuses any arrangements that result in breakpoints in, or elimination of, sales loads.21 Each Fund will include these disclosures in its member reports and prospectus.

Each Fund will comply with any requirements that the Commission or FINRA may adopt regarding disclosure at the point of sale and in transaction confirmations about the costs and conflicts of interest arising out of the distribution of open-end investment company shares, and regarding prospectus disclosure of sales loads and revenue sharing arrangements, as if those requirements applied to each Fund. In addition, each Fund will contractually require that any distributor of the Fund’s shares comply with such requirements in connection with the distribution of such Fund’s Units.

[18]

See Felicitas Private Markets Fund, supra note 14; Axxes Private Markets Fund, supra note 14; Brookfield Infrastructure Income Fund, Inc., supra note 14; Alti Private Equity Access and Commitments Fund, supra note 14; MBC Total Private Markets Access Fund, supra note 14; Carlyle AlpInvest Private Markets Fund, supra note 14; Private Equity Investment Management, LLC Constitution Capital Private Markets Fund, LLC, supra note 14; Fairway Private Equity & Venture Capital Opportunities Fund and Fairway Capital Management, LLC, supra note 14; The Optima Dynamic Alternatives Fund, supra note 14; MVP Private Markets Fund and Portfolio Advisors, LLC, supra note 14; Hamilton Lane Private Assets Fund; supra note 14; Cresset Private Markets Opportunity Fund, supra note 14; Triloma EIG Energy Income Fund, supra note 14; NorthStar/Townsend Institutional Real Estate Fund, Inc., supra note 14; and FS Global Credit Opportunities Fund, supra note 14.

[19]	In all respects other than class-by-class disclosure, each Fund will comply with the requirements of Form N-2.
[20]	Shareholder Reports and Quarterly Portfolio Disclosure of Registered Management Investment Companies, Investment Company Act Rel. No. 26372 (Feb. 27, 2004) (adopting release).
[21]	Disclosure of Breakpoint Discounts by Mutual Funds, Investment Company Act Rel. No. 26464 (June 7, 2004) (adopting release).

In June 2006, the Commission adopted enhanced fee disclosure requirements for fund of funds including registered funds of hedge funds.22 Applicants will comply with all such applicable disclosure requirements.

The requested relief is similar to the exemptions discussed above granted by the Commission to MBC Total Private Markets Access Fund and Seneca Management, LLC, Carlyle AlpInvest Private Markets Fund and AlpInvest Private Equity Investment Management, LLC, Constitution Capital Private Markets Fund, LLC and Constitution Capital PM, LP, Fairway Private Equity & Venture Capital Opportunities Fund and Fairway Capital Management, LLC, The Optima Dynamic Alternatives Fund, MVP Private Markets Fund and Portfolio Advisors, LLC, Hamilton Lane Private Assets Fund, Cresset Private Markets Opportunity Fund, Triloma EIG Energy Income Fund, NorthStar/Townsend Institutional Real Estate Fund, Inc., and FS Global Credit Opportunities Fund.23 Accordingly, Applicants believe there is ample precedent for the implementation of a multi-class system.

C.	Asset-Based Distribution and/or Service Fees

Applicants request relief from the provisions of Section 17(d) of the Act and Rule 17d-1 thereunder, to the extent necessary to permit the Funds to impose asset-based distribution and/or service fees (in a manner analogous to Rule 12b-1 fees for an open-end investment company). Section 12(b) of the Act and Rule 12b-1 thereunder do not apply to closed-end investment companies. Accordingly, no provisions of the Act or the rules thereunder explicitly limits the ability of a closed-end fund to impose a distribution and/or service fee.24

Section 17(d) of the Act prohibits an affiliated person of a registered investment company or an affiliated person of such person, acting as principal, from effecting any transaction in which such registered company is a joint, or a joint and several, participant, in contravention of Commission regulations. Rule 17d-1 provides that no joint transaction covered by the rule may be consummated unless the Commission issues an order upon application.

In reviewing applications pursuant to Section 17(d) and Rule 17d-1, the Commission considers whether an investment company’s participation in a joint enterprise or joint arrangement is consistent with the provisions, policies and purposes of the Act, and the extent to which the participation is on a basis different from or less advantageous than that of other participants. Section 17(d) of the Act is intended to prevent or limit abuses arising from conflicts of interest; however, Section 17(d) itself does not prohibit any specific activities, but instead, authorizes the Commission to approve rules to limit or prevent an investment company from being a joint participant on a different or less advantageous basis than other participants. Under Rule 17d-1, it is unlawful for an affiliated person, acting as principal, to participate in or effect any transaction in connection with a joint enterprise or other joint arrangement in which the investment company is a participant, without prior Commission approval. The protections provided for in Section 17(d) essentially allow the Commission to set standards for all transactions concerning an investment company and an affiliate which could be construed as self-dealing or involve overreaching by the affiliate to the detriment of the investment company.

[22]	Fund of Funds Investments, Investment Company Act Rel. Nos. 26198 (Oct. 1 2003) (proposing release) and 27399 (Jun. 20, 2006) (adopting release). See also Rules 12d1-1, et seq. of the Act.
[23]

See Felicitas Private Markets Fund, supra note 14; Axxes Private Markets Fund, supra note 14; Brookfield Infrastructure Income Fund, Inc., supra note 14; Alti Private Equity Access and Commitments Fund, supra note 14; MBC Total Private Markets Access Fund, supra note 14; Carlyle AlpInvest Private Markets Fund, supra note 14; Constitution Capital Private Markets Fund, LLC, supra note 14; Fairway Private Equity & Venture Capital Opportunities Fund and Fairway Capital Management, LLC, supra note 14; The Optima Dynamic Alternatives Fund, supra note 14; Hamilton Lane Private Assets Fund, supra note 14; Cresset Private Markets Opportunity Fund, supra note 14; Triloma EIG Energy Income Fund, supra note 14; NorthStar /Townsend Institutional Real Estate Fund, Inc., supra note 14; FS Global Credit Opportunities Fund, supra note 14; Altegris KKR Commitments Master Fund, et al., Inv. Co. Act. Rel. Nos 31944 (December 17, 2015) (Notice) and 31955 (January 12, 2016) (Order); Resource Real Estate Diversified Income Fund and Resource Real Estate, Inc., Inv. Co. Act. Rel. Nos. 31093 (June 23, 2014) (Notice) and 31162 (July 22, 2014) (Order); and Partners Group Private Equity (Master Fund), LLC and Partners Group (USA) Inc., Inv. Co. Act. Rel. Nos. 31046 (May 13, 2014) (Notice) and 31075 (June 10, 2014) (Order).

[24]	Applicants do not concede that Section 17(d) applies to the asset-based distribution and/or service fees discussed herein, but requests this exemption to eliminate any uncertainty.

Each Fund will comply with the protections for open-end investment companies developed and approved by the Commission in Rule 12b-1 in connection with its Distribution and Service Plan(s), if any, with respect to each class of Units as if the Fund were an open-end management investment company.

Therefore, the Funds will participate in substantially the same way and under substantially the same conditions as would be the case with an open-end investment company imposing distribution and/or service fees under Rule 12b-1. Applicants note that, at the same time the Commission adopted Rule 12b-1,25 it also adopted Rule 17d-3 to provide an exemption from Section 17(d) and Rule 17d-l to the extent necessary for arrangements between open-end funds and their affiliated persons or principal underwriters (or affiliated persons of such persons or principal underwriters) whereby payments are made by the open-end fund with respect to distribution, if such agreements are entered into in compliance with Rule 12b-l. In its adopting release, the Commission stated as follows:

The Commission wishes to emphasize that it has no intention of categorizing certain transactions as raising the applicability of Section 17(d) and Rule 17d-3 of the Act. The Commission’s only comment is that to the extent that arrangements in which a fund pays for its distribution costs could involve the fund in a ‘joint enterprise’ with an affiliated person, and if such arrangements were entered into in compliance with Rule 12b-1, the Commission sees no need for prior Commission review and approval of the arrangements.26

As closed-end management investment companies, the Funds may not rely on Rule 17d-3. However, in light of the foregoing, Applicants believe any Section 17(d) concerns the Commission might have in connection with a Fund’s financing the distribution of its Units should be resolved by the Fund’s undertaking to comply with the provisions of Rules 12b-1 and 17d-3 as if those rules applied to closed-end investment companies. Accordingly, the Funds will comply with Rules 12b-1 and 17d-3 as if those rules applied to closed-end investment companies. The Funds represent that the Funds’ imposition of asset-based distribution and/or service fees is consistent with factors considered by the Commission in reviewing applications for relief from Section 17(d) of the Act and Rule 17d-1 thereunder (i.e., that the imposition of such fees as described is consistent with the provisions, policies and purposes of the Act and does not involve participation on a basis different from or less advantageous than that of other participants).

VI.	APPLICANTS’ CONDITION

Applicants agree that any order granting the requested relief will be subject to the following condition:

Each Fund relying on the Order will comply with the provisions of Rules 6c-10, 12b-1, 17d-3, 18f-3, 22d-1, and, where applicable, 11a-3 under the Act, as amended from time to time, as if those rules applied to closed-end management investment companies, and will comply with the FINRA Sales Charge Rule, as amended from time to time, as if that rule applied to all closed-end management investment companies.

VII.	CORPORATE ACTION

Each Fund’s organizational documents will empower the Board to establish different classes of Units and to take any other action necessary to accomplish the establishment and creation of such classes of Units. The Board has adopted resolutions, attached as Exhibit A, authorizing the Fund’s officers to file the Application with the Commission.

VIII.	CONCLUSION

For the reasons stated above, Applicants submit that the exemptions requested are necessary and appropriate in the public interest and are consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. Applicants desire that the Commission issue the requested Order pursuant to Rule 0-5 under the Act without conducting a hearing.

[25]	See Bearing of Distribution Expenses by Mutual Funds, Investment Co. Act Rel. No. 11414 (October 28, 1980).
[26]	Id.

Applicants submit that the exemptions requested conform substantially to the precedent cited herein.27

As required by Rule 0-2(c)(1) under the Act, each Applicant hereby states that all of the requirements for execution and filing of this Application on behalf of the Applicants have been complied with in accordance with the organizational documents of the Applicants, as applicable, and the undersigned officers of the Applicants are fully authorized to execute this Application. The resolutions of the Initial Fund’s Board are attached as Exhibit A to this Application in accordance with the requirements of Rule 0-2(c)(1) under the Act and the verifications required by Rule 0-2(d) under the Act are attached as Exhibit B to this Application.

Pursuant to Rule 0-2(f) under the Act, the Applicants state that their address is 1370 Avenue of the Americas, New York, NY 10019 and that all written communications regarding this Application should be directed to the individuals and addresses indicated on the first page of this Application.

[Signature Page Follows]

[27]

See Felicitas Private Markets Fund, supra note 14; Axxes Private Markets Fund, supra note 14; Brookfield Infrastructure Income Fund, Inc., supra note 14; Alti Private Equity Access and Commitments Fund, supra note 14; MBC Total Private Markets Access Fund, supra note 14; Carlyle AlpInvest Private Markets Fund, supra note 14; Constitution Capital Private Markets Fund, LLC, supra note 14; Fairway Private Equity & Venture Capital Opportunities Fund and Fairway Capital Management, LLC, supra note 14; The Optima Dynamic Alternatives Fund, supra note 14; MVP Private Markets Fund, supra note 14; Hamilton Lane Private Assets Fund, supra note 14; Cresset Private Markets Opportunity Fund, supra note 14; Triloma EIG Energy Income Fund, supra note 14; NorthStar/Townsend Institutional Real Estate Fund, Inc., supra note 14; and FS Global Credit Opportunities Fund, supra note 14.

ARDIAN ACCESS LLC

Dated: February 19, 2025	By:	/s/ Michael P. Ferragamo
Name: Michael P. Ferragamo
Title: President

ARDIAN US LLC

Dated: February 19, 2025	By:	/s/ Edward Hickes
Name: Edward Hickes
Title: Chief Compliance Officer

Signature Page to Multi-Class Exemptive Order Application

EXHIBIT A

Resolutions of the Sole Director of Ardian Access LLC (the “Fund”)

WHEREAS, the Sole Director has reviewed the Fund’s exemptive application, a copy of which is attached hereto as Exhibit A, for an order of the Securities and Exchange Commission (the “SEC”) pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “Act”), for an exemption from Sections 18(a)(2), 18(c) and 18(i) of the Act and pursuant to Section 17(d) of the Act and Rule 17d-1 under the Act (the “Exemptive Application”); and

WHEREAS, the Sole Director deems it advisable and in the best interest of the Fund that the Fund file the Exemptive Application.

NOW, THEREFORE, BE IT RESOLVED, that the officers of the Fund (collectively, the “Authorized Officers,” and each, an “Authorized Officer”), shall be, and each of them individually hereby is, authorized, empowered and directed, in the name and on behalf of the Fund, to cause to be executed, delivered and filed with the SEC the Exemptive Application, in substantially the form provided to the Board; and

FURTHER RESOLVED, that the Authorized Officers shall be, and each of them individually hereby is, authorized, empowered and directed, in the name and on behalf of the Fund, to cause to be made, executed, delivered and filed with the SEC any amendments to the Exemptive Application and any additional applications for exemptive relief as are determined necessary, advisable or appropriate by any of the Authorized Officers in order to effectuate the foregoing resolutions, such determination to be conclusively evidenced by the taking of any such action; and

FURTHER RESOLVED, that all acts and things previously done by any of the Authorized Officers, on or prior to the date hereof, in the name and on behalf of the Fund in connection with the foregoing resolutions are in all respects authorized, ratified, approved, confirmed and adopted as the acts and deeds by and on behalf of the Fund; and

FURTHER RESOLVED, that the Authorized Officers be, and each of them hereby is, authorized and directed, by and on behalf of the Fund and in its name, to do and perform such other acts and to execute and deliver such other instruments, certificates and documents as he or she shall determine to be necessary, appropriate or desirable to carry out any of the foregoing, any such determination to be conclusively evidenced by the doing or performing of any such act, or the execution and delivery of any such instrument, certificate or documents; and

FURTHER RESOLVED, that the Authorized Officers be, and each of them hereby is, authorized, empowered and directed to certify and deliver copies of these resolutions to such governmental bodies, agencies, persons, firms or corporations as the Authorized Officers may deem necessary and to identify by his or her signature or certificate, or in such form as may be required, the documents and instruments presented to and approved herein and to furnish evidence of the approval, by an officer authorized to give such approval, of any document, instrument or provision or any addition, deletion or change in any document or instrument.

Ardian Access LLC

By:	/s/ Michael P. Ferragamo
Name: Michael P. Ferragamo
Title: Director

Date: February 19, 2025

EXHIBIT B

Verifications

The undersigned states that he has duly executed the attached Application dated February 19, 2025 for and on behalf of Ardian Access LLC in his capacity as President of such entity, and that all actions by the holders and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

Ardian Access LLC

By:	/s/ Michael P. Ferragamo
Name:	Michael P. Ferragamo
Title:	President

The undersigned states that he has duly executed the attached Application dated February 19, 2025 for and on behalf of Ardian US LLC in his capacity as Chief Compliance Officer of such entity, and that all actions by the holders and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

Ardian US LLC

By:	/s/ Edward Hickes
Name:	Edward Hickes
Title:	Chief Compliance Officer

EXHIBIT C

Marked copies of the Application showing changes from the final versions of the two applications identified as substantially identical under Rule 0-5(e)(3)

File No. ~~812- XXXX~~812-24006

UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

APPLICATION PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED (THE “ACT”) FOR AN ORDER GRANTING EXEMPTIONS FROM SECTIONS 18(a)(2), 18(c) AND 18(i) OF THE ACT AND PURSUANT TO SECTION 17(d) OF THE ACT AND RULE 17d-1 THEREUNDER.

EXPEDITED REVIEW REQUESTED UNDER 17 CFR 270.0-5(d)~~.~~

In the Matter of:

~~Felicitas Private~~

~~Markets Fund~~

~~Skypoint Capital Advisors,~~ARDIAN ACCESS LLC

ARDIAN US LLC

PLEASE SEND ALL COMMUNICATIONS AND ORDERS TO:

Gregory Davis, Esq.

Ropes & Gray LLP

Three Embarcadero Center

San Francisco, CA US 94111-4006

(415) 315-6327

gregory.davis@ropesgray.com

~~Joshua~~

~~B.~~

~~Dering~~

~~er,~~

~~Esq.~~

~~Faegre Drinker Biddle & Reath LLP~~

~~One Logan Square, Ste. 2000~~

~~Philadelphia, PA 19103~~

~~joshua.deringer@faegredrinker.com~~

~~Veena K. Jain~~

~~Faegre Drinker Biddle & Reath LLP~~

~~320 S. Canal Street, Ste. 3300~~

~~Chicago, IL 60606~~

~~veena.jain@faegredrinker.com~~

~~WITH A COPY TO~~With a Copy to:

Michael Ferragamo

~~Brian Smith~~

~~Skypoint Capital Advisors,~~Ardian Access LLC

~~1380 W. Paces Ferry Road, Suite 2180~~

~~Atlanta, GA 30327~~

1370 Avenue of the Americas

New York, NY 10019

~~bsmith@skypointfunds.com~~

Page 1 of ~~15~~[XX] sequentially numbered pages

As filed with the Securities and Exchange Commission on ~~January 31, 2024~~

February 19, 2025

-ii-

TABLE OF CONTENTS

I.	THE PROPOSAL		~~4~~1

II.	STATEMENT OF FACTS		~~5~~2

	A.	~~Felicitas Private Markets Fund (the “~~Initial Fund~~”)~~	~~5~~2

	B.	~~Skypoint Capital Advisors, LLC~~Adviser	~~6~~3

	C.	Other Provisions	~~6~~3

III.	~~EXEMPTION~~ EXEMPTIONS REQUESTED		~~6~~4

	A.	The Multi-Class System	~~6~~4

	B.	Asset-Based Distribution and/or Service Fees	~~7~~4

IV.	COMMISSION AUTHORITY		~~7~~4

V.	DISCUSSION		~~7~~4

	A.	Background	~~7~~4

	B.	Multiple Classes of ~~Shares —~~Units - Exemptions from Sections 18(a)(2), 18(c) and 18(i) of the Act	~~8~~6

	C.	Asset-Based Distribution and/or Service Fees	~~11~~9

VI.	APPLICANTS’ CONDITION		~~13~~10

VII.	CORPORATE ACTION		~~13~~10

VIII.	CONCLUSION		~~13~~10

EXHIBITS

Exhibit A	~~—~~	Resolutions of the ~~Board of Trustees of Felicitas Private Markets~~Initial Fund

Exhibit B	~~—~~	Verifications ~~of Felicitas Private Markets Fund and Skypoint Capital Advisors, LLC~~

Exhibit C	~~—~~	Marked copies of the Application showing changes from the final versions of the two applications identified as substantially identical under Rule 0-5(e)(3)

i

UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

IN THE MATTER OF:

ARDIAN ACCESS LLC

~~FELICITAS PRIVATE MARKETS FUND~~

AND

ARDIAN US LLC

Investment Company Act of 1940

File No. 812-24006

~~SKYPOINT CAPITAL ADVISORS, LLC~~EXPEDITED REVIEW REQUESTED UNDER 17 CFR 270.0-5(d).

APPLICATION PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED (THE “ACT”) FOR AN ORDER GRANTING EXEMPTIONS FROM SECTIONS 18(a)(2), 18(c) AND 18(i) OF THE ACT AND PURSUANT TO SECTION 17(d) OF THE ACT AND RULE 17d-1 THEREUNDER.

~~Investment Company Act of 1940~~

~~File No. 812-XXXX~~

~~EXPEDITED REVIEW REQUESTED UNDER 17 CFR 270.0-5(d).~~

I.	THE PROPOSAL

~~Felicitas Private Markets Fund~~Ardian Access LLC (the “Initial Fund”) is a ~~recently~~newly organized Delaware ~~Statutory Trust~~limited liability company that is registered under the Act and that ~~operates~~will operate as a non-diversified, closed-end investment company. ~~Skypoint Capital Advisors,~~Ardian US LLC (the “Adviser”) ~~serves~~will serve as the Initial Fund’s investment adviser.1 The Initial Fund and the Adviser are referred to herein as the “Applicants.”

The Applicants hereby seek an order (the “Order”) from the U.S. Securities and Exchange Commission (the “Commission”) (i) pursuant to Section 6(c) of the Act for an exemption from Sections 18(a)(2), 18(c) and 18(i) of the Act; and (ii) pursuant to Section 17(d) of the Act and Rule 17d-1 under the Act to permit the Initial Fund to issue multiple classes of ~~common shares (“Shares~~limited liability company interests (“Units”)2 with varying sales loads and/or ongoing asset-based distribution and/or service fees with respect to certain classes.

Applicants request that the Order also apply to any other continuously offered registered closed-end management investment company that has previously been organized or that may be organized in the future for which the Adviser or any entity controlling, controlled by, or under common control with the Adviser (as that term is defined in Section 2(a)(9) of the Act), or any successor in interest to any such entity,3 acts as investment adviser and which provides periodic liquidity with respect to its ~~shares~~Units pursuant to Rule 13e-4 under the Securities Exchange Act of 1934 (the “Exchange Act”) (each, a “Future Fund,” and together with the Initial Fund, the “Funds”). Any of the Funds relying on this relief in the future will do so in compliance with the terms and conditions of this Application (the “Application”). Applicants represent that each entity presently intending to rely on the requested relief is listed as an Applicant.

[1]	The term “investment adviser” is defined in Section 2(a)(20) of the Act.
[2]

As used in this Application, “~~Shares~~Units” includes any other equivalent designation of a proportionate ownership interest (such as interests or ~~units~~shares) of a Fund (or any other registered closed end management investment company relying on the requested ~~order~~Order).

[3]	A successor in interest is limited to an entity that results from a reorganization into another jurisdiction or a change in the type of business organization.

The Initial Fund ~~makes a continuous public offering of its shares. The Initial Fund’s~~has filed an initial ~~Registration Statement filed~~registration statement on Form N-2 ~~seeking to register shares of beneficial interest under the Act (the~~ (“Initial Registration Statement”) ~~was declared effective by the Commission and registered two initial~~, seeking to register three classes of ~~Shares~~Units, “Class ~~Y Shares~~J Units,” “Class I Units” and “Class ~~I Shares,”~~D Units,” under the Act and the Securities Act of 1933, as amended (the “Securities Act”), each with its own fee and expense structure. If the requested relief is granted, the Initial Fund anticipates making a continuous public offering of its Class J Units, Class I Units and Class D Units. Additional offerings by any Fund relying on the Order may be on a private placement or public offering basis. The Initial Fund will only offer one class of ~~shares, the Class Y Shares~~Units until receipt of the requested relief. ~~Shares of~~ Units of the Funds will not be listed on any securities exchange, nor quoted on any quotation medium, and the Funds do not expect there to be a secondary trading market for their Units. Units of the Initial Fund will be sold only to persons who are “accredited investors,” as defined in Regulation D under the Securities Act ~~of 1933, as amended. Any future~~. The Initial Fund is expected to have a placement agent or distributor/principal underwriter ~~of the Funds~~ (the “Distributor”) ~~will be~~that is unaffiliated with the Adviser.

~~Shares will not be listed on any securities exchange, nor quoted on any quotation medium, and the Funds do not expect there to be a secondary trading market for their Shares.~~

It is currently contemplated that the Initial Fund’s Class ~~Y Shares~~I Units will not be subject to other expenses such as distribution and/or service fees, but may be subject to an early repurchase fee (defined below). The Initial Fund’s Class ~~I Shares~~J Units and Class D Units may be subject to other expenses, including ~~a shareholder~~distribution and/or service ~~fee~~fees and an early repurchase fee. The Funds may in the future offer additional classes of ~~Shares~~Units and/or another sales charge structure.

Applicants represent that any asset-based service and/or distribution fees for each class of ~~Shares~~Units of the Funds will comply with the provisions of the Financial Industry Regulatory Authority (“FINRA”) Rule 2341(d) (the “FINRA Sales Charge Rule”).4

II.	STATEMENT OF FACTS

A.	~~Felicitas Private Markets Fund (the “~~Initial Fund~~”)~~

The Initial Fund filed a Notification of Registration Pursuant to Section 8(a) of the Investment Company Act of 1940 on Form N-8A and an Initial Registration Statement on Form N-2 seeking to register Class ~~Y Shares and~~J Units, Class I ~~Shares~~Units and Class D Units under the Act and under the Securities Act ~~of 1933, as amended. The Fund’s Initial Registration Statement was~~, each with its own fee and expense structure, that will be declared effective by the staff of the Commission ~~on November 30, 2023.~~prior to the Initial Fund publicly offering its Units and prior to the Applicants relying on the requested Order. The Initial Fund is a Delaware ~~Statutory Trust~~limited liability company. The Initial Fund is a non-diversified, closed-end investment company that intends to provide periodic liquidity with respect to ~~Shares~~Units through periodic repurchase offers pursuant to Rule 13e-4 under the Exchange Act.

The Initial Fund’s investment objective is to generate attractive risk-adjusted returns. In pursuing its investment objective, the Initial Fund intends to invest in a global portfolio of private asset investments primarily through secondary investments, direct co-investments and primary investments. The Initial Fund’s address is 1370 Avenue of the Americas, New York, NY 10019.

~~The Initial Fund’s investment objective is to deliver a combination of yield and capital appreciation. The Initial Fund intends to seek its investment objective through a portfolio of private equity, private credit and real estate investments (“private assets”). Under normal circumstances, the Initial Fund seeks to achieve its objective by investing at least 80% of its net assets (plus the amount of any borrowings for investment purposes) in “private assets” (“80% Policy”). For purposes of this 80% Policy, private assets include: (i) investments in general or limited partnerships, funds, corporations, trusts, closed-end funds (including, without limitation, funds-of-funds) (together, “Investment Funds”) that are managed by independent investment managers, i.e., investment advisers unaffiliated with the~~

[4]	Any reference in the Application to the FINRA Sales Charge Rule include any Financial Industry Regulatory Authority successor or replacement rule to the FINRA Sales Charge Rule.

2

~~Advisers (each, an “Underlying Manager” and collectively, the “Underlying Managers”); (ii) secondary investments in Investment Funds managed by Underlying Managers; (iii) co-investment vehicles that invest alongside Investment Funds; and (iv) other direct investments in the equity or debt of a company, which are not generally available to unaccredited investors (each, a “Direct Investment” and together with the Investment Funds, the “Investments”). Investment Funds will be limited to (i) private funds (e.g., exempt under Section 3(c)(1) or 3(c)(7) from registration under the Investment Company Act), or (ii) registered investment companies and non-traded business development companies that invest at least 80% of their assets in “private assets” that are only available to accredited investors. The Initial Fund does not intend to invest directly in real estate but may invest in real estate indirectly through Investment Funds. The Initial Fund’s investments also will include direct investments in equity or debt alongside private equity funds and firms, and the Initial Fund may provide debt or preferred equity financing to other companies, institutions, funds, or fund managers. The Initial Fund will invest primarily in Investment Funds and to a lesser extent in co-investments and direct investments.~~

~~The Initial Fund’s address is c/o UMB Fund Services, Inc. 235 West Galena Street, Milwaukee, WI 53212.~~

If the relief requested herein is granted, the Initial Fund intends to offer Class ~~Y Shares and Class I Shares~~J Units, Class I Units and Class D Units pursuant to a continuous offering as discussed above.

B.	~~Skypoint Capital Advisors, LLC~~Adviser

The Adviser is a Delaware limited liability company and is registered as an investment adviser with the Commission under the Investment Advisers Act of 1940, as amended. The Adviser ~~serves~~will serve as the Initial Fund’s investment adviser pursuant to an advisory agreement (the “Investment Management Agreement”). The Investment Management Agreement ~~has been approved~~will be subject to approval by the Initial Fund’s Board of ~~Trustees~~Directors (the “Board”), including a majority of the ~~board members~~directors who are not “interested persons” (as defined in Section 2(a)(19) of the Act) of the Initial Fund and by the Initial Fund’s original sole ~~shareholder~~member, in the manner required by Sections 15(a) and (c) of the Act. The Applicants are not seeking any exemptions from the provisions of the Act with respect to the Investment Management Agreement. Under the terms of the Investment Management Agreement, and subject to the authority of the Board, it is expected that the Adviser ~~is~~will be responsible for the overall management of the Initial Fund’s business affairs and selecting the Initial Fund’s investments according to the Initial Fund’s investment objectives, policies, and restrictions. The Adviser’s address is ~~1380 W. Paces Ferry Road, Suite 2180, Atlanta, GA 30327. The Adviser has entered into a sub-advisory agreement with respect to the Initial Fund with Felicitas Global Partners, LLC (“Felicitas”), a Delaware limited liability company that is registered as an investment adviser with the Commission under the Advisers Act, to serve as the sub-adviser to the Initial Fund. Felicitas provides day-to-day investment management services to the Fund. Its principal place of business is located at 65 N. Raymond Ave., Ste. 315, Pasadena, California 91103.~~1370 Avenue of the Americas, New York, NY 10019.

C.	Other Provisions

From time to time, the Initial Fund may create additional classes of ~~shares~~Units , the terms of which may differ ~~between~~from Class ~~Y and~~J, Class I ~~Shares~~and Class D Units pursuant to and in compliance with Rule 18f-3 under the Act.

~~Shares~~Units may be subject to an early repurchase fee at a rate not to exceed 2.00 percent of the ~~shareholder’s~~member’s repurchase proceeds (“Early Repurchase Fee”) if the interval between the date of purchase of the ~~shares~~Units and the valuation date with respect to the repurchase of those ~~shares~~Units is less than one year.5 Any Early Repurchase Fee imposed by a Fund will equally ~~apply to new class Shares and~~ to all classes of ~~Shares~~Units of the Fund, in compliance with Section 18 of the Act and Rule 18f-3 thereunder. To the extent a Fund determines to waive, impose scheduled variations of, or eliminate any Early Repurchase Fee, it will do so in compliance with the requirements of Rule 22d-1 under the Act as if the Early Repurchase Fee were a CDSL and as if the Fund were an open-end investment company and the Fund’s waiver of, scheduled variation in, or elimination of, any such Early Repurchase Fee will apply uniformly to all ~~shareholders~~members of the Fund regardless of class.

[5]

An Early Repurchase Fee charged by a Fund is not the same as a contingent deferred sales load (“CDSL”) assessed by an open-end fund pursuant to rule 6c-10 under the Act, as CDSLs are distribution-related charges payable to a distributor, whereas the Early Repurchase Fee is payable to the Fund to compensate long-term shareholders for the expenses related to shorter term investors, in light of the Fund’s generally longer-term investment horizons and investment operations.

3

The Initial Fund intends to impose a 2.00 percent Early Repurchase Fee with respect to any repurchase of ~~Shares~~Units from a ~~shareholder~~member at any time prior to the day immediately preceding the one-year anniversary of the ~~shareholder’s~~member’s purchase of ~~Shares~~Units .

III.	~~EXEMPTION~~EXEMPTIONS REQUESTED

A.	The Multi-Class System

Applicants request exemptive relief to the extent that a Fund’s issuance and sale of multiple classes of ~~Shares~~Units might be deemed to result in the issuance of a class of “senior security,”6 within the meaning of Section 18(g) of the Act that would violate the provisions of Section 18(a)(2) of the Act, violate the equal voting provisions of Section 18(i) of the Act, and if more than one class of senior security were issued, violate Section 18(c) of the Act.

B.	Asset-Based Distribution and/or Service Fees

Applicants request an order pursuant to Section 17(d) of the Act and Rule 17d-1 thereunder to the extent necessary for a Fund to pay asset-based distribution and/or service fees.

IV.	COMMISSION AUTHORITY

Pursuant to Section 6(c) of the Act, the Commission may, by order on application, conditionally or unconditionally, exempt any person, security or transaction, or any class or classes of persons, securities or transactions from any provision or provisions of the Act or from any rule or regulation under the Act, if and to the extent that the exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

Pursuant to Section 17(d) of the Act and Rule 17d-1 thereunder, the Commission may issue an order permitting an affiliated person of or a principal underwriter for a registered investment company or an affiliated person of such person, acting as principal, from participating in or effecting a transaction in connection with a joint enterprise or other joint arrangement or profit sharing plan in which the investment company participates unless the Commission issues an order permitting the transaction. In reviewing applications submitted under Section 17(d) and Rule 17d-1, the Commission considers whether the participation of the investment company in a joint enterprise or joint arrangement is consistent with the provisions, policies and purposes of the Act, and the extent to which the participation is on a basis different from or less advantageous than that of other participants.

V.	DISCUSSION

A.	Background

In its 1992 study entitled Protecting Investors: A Half Century of Investment Company Regulation (“Protecting Investors”), the Commission’s Division of Investment Management recognized that the Act imposes a rigid classification system that dictates many important regulatory consequences.7 For example, the characterization of a management company as “open-end” or “closed-end” has historically been crucial to the determination of the degree of liquidity the fund’s shareholders will have, and thus the liquidity required of the fund’s investments.

[6]

Section 18(g) defines senior security to include any stock of a class having a priority over any other class as to distribution of assets or payment of dividends. Share classes that have different asset-based service or distribution charges have different total expenses and, thus, different net incomes. As a result, each class will have a different net asset value (“NAV”), receive a different distribution amount or both. A class with a higher NAV may be considered to have a priority as to the distribution of assets. A class receiving a higher dividend may be considered to have a priority over classes with lower dividends.

[7]	SEC Staff Report, Protecting Investors: A Half Century of Investment Company Regulation 421 (May 1992), at 421.

4

Historically, except as noted below, there has been no middle ground between the two extremes of the open-end and closed-end forms. Open-end funds have offered complete liquidity to their shareholders and thus required a high degree of liquidity of the underlying investment portfolio, while closed-end funds have been subject to requirements that in fact restrict the liquidity they are permitted to offer their investors. Under this system of regulation, neither form has provided the best vehicle for offering portfolios that have significant, but not complete, liquidity. The one exception to the liquid/illiquid dichotomy has been the so called “prime-rate funds.” These funds, first introduced in 1988, invest primarily in loans and provide shareholders liquidity through periodic tender offers (“Closed-end Tender Offer Funds”) or, more recently, periodic repurchases under Rule 23c-3.

In Protecting Investors, the staff of the Commission determined that, given the changes in the securities market since 1940 — in particular the emergence of semi-liquid investment opportunities — it was appropriate to re-examine the classification system and its regulatory requirements and that it would be appropriate to provide the opportunity for investment companies to “chart new territory” between the two extremes of the open-end and the closed-end forms, consistent with investor protection.8 Protecting Investors recognized that the rigidity of the Act’s classification system had become a limitation on sponsors’ ability to offer innovative products that would take advantage of the vast array of semi-liquid portfolio securities currently existing. The report also noted the pioneering efforts of the prime rate funds and the market success they had experienced.9 The report thus concluded that it would be appropriate to provide the opportunity for investment companies to “chart new territory” between the two extremes of the open-end and closed-end forms, consistent with the goals of investor protection.10 The Division of Investment Management thus recommended giving the industry the ability to employ new redemption and repurchasing procedures, subject to Commission rulemaking and oversight.

In accordance with this recommendation, and shortly after Protecting Investors was published, the Commission proposed for comment a new rule designed to assist the industry in this endeavor.11 The Commission proposed Rule 23c-3, which began from the closed-end, illiquid perspective under Section 23(c), and provided flexibility to increase shareholder liquidity through periodic repurchase offers under simplified procedures. Rule 23c-3 was adopted in April 1993.12

The prime rate funds were cited in both Protecting Investors and the Proposing Release as the prototype for the interval concept.13 Nonetheless, while the prime rate funds broke the path for innovation in this area, developments since the origin of these funds make further innovation appropriate. Many funds either cannot or choose not to rely on Rule 23c-3. Therefore, there exist a large number of Closed-end Tender Offer Funds, which fall between open-end and closed-end designations in regard to their operations but are not interval funds. Moreover, a number of precedents exist for the implementation of a multiple-class system and the imposition of asset-based service and/or distribution fees substantially similar to that for which Applicants seek relief.14

[8]	Id. at 424.
[9]	Id. at 439-40.
[10]	Id. at 424.
[11]	Investment Co. Act Rel. No. 18869 (July 28, 1992) (the “Proposing Release”).
[12]

Investment Co. Act Rel. No. 19399 (April 7, 1993) (the “Adopting Release”). The Commission also had proposed Rule 22e-3, which began from the open-end, complete liquidity perspective under Section 22 of the Act, and permitted periodic or delayed, rather than constant liquidity. The Commission neither adopted nor withdrew proposed Rule 22e-3. To the Applicants’ knowledge, the Commission has taken no further action with respect to Rule 22e-3.

[13]	Protecting Investors at 439-40; Proposing Release at 27.
[14]

See, e.g., Felicitas Private Markets Fund and Skypoint Capital Advisors, LLC, Inv. Co. Act Rel. Nos 35154 (March 15, 2024) (Notice) and 35169 (April 10, 2024) (Order); Axxes Private Markets Fund and Axxes Advisors LLC, Inv. Co. Act Rel. Nos 35115 (January 26, 2024) (Notice) and 35135 (February 21, 2024) (Order); Brookfield Infrastructure Income Fund, Inc. and Brookfield Asset Management Private Institutional Capital Adviser (Canada), L.P., Inv. Co. Act Rel. Nos 35033 (October 18, 2023) (Notice) and 35048 (November 14, 2023) (Order); Alti Private Equity Access and Commitments Fund and ALTI, LLC, Inv. Co. Act Rel. Nos 35027 (September 28, 2023) (Notice) and 35037 (October 24, 2023) (Order); MBC Total Private Markets Access Fund and Seneca Management, LLC, Inv. Co. Act Rel. Nos 34879 (April 6, 2023) (Notice) and 34905 (May 2, 2023) (Order); Carlyle ~~Alpinvest~~AlpInvest Private Markets Fund and ~~Alpinvest~~AlpInvest Private Equity Investment Management, LLC, ~~Investment Company~~Inv. Co. Act Rel. Nos. 34832 (Feb. 13, 2023) (notice) and 34852 (Mar. 13, 2023) (order); Constitution Capital Private Markets Fund, LLC and Constitution Capital PM, LP, Inv. Co. Act Rel. Nos 34720 (September 30, 2022) (Notice) and 34740 (October 26, 2022) (Order); Fairway Private Equity & Venture Capital Opportunities Fund and Fairway Capital Management, LLC, Inv. Co. Act Rel. Nos 34462 (January 4, 2022) and 34492 (February 1, 2022) (Order); The Optima Dynamics Alternatives Fund, Et Al, Inv. Co. Act Rel. Nos 34381 (September 24, 2021) and 34409 (October 21, 2021); MVP Private Markets Fund and Portfolio Advisors, LLC, Inv. Co. Act. Rel. Nos 34334 (July 16, 2021) (Notice) and 34356 (August 11, 2021) (Order); Hamilton Lane Private Assets Fund and Hamilton Lane Advisors, L.L.C., Inv. Co. Act Rel. Nos 33896 (June 17, 2020) (Notice) and 33926 (July 14, 2020) (Order); Cresset Private Markets Opportunity Fund and Cresset SPG, LLC, Inv. Co. Act Rel. Nos. 33497 (May 31, 2019) (Notice) and 33536 (June 27, 2019) (Order); Triloma EIG Energy Income Fund, et al., Inv. Co. Act Rel. Nos. 32679 (June 13, 2017) (Notice) and 32730 (July 11, 2017) (Order); NorthStar/Townsend Institutional Real Estate Fund Inc., et al., Inv. Co. Act. Rel. Nos. 32472 (February 7, 2017) (Notice) and 32524 (March 7, 2017) (Order); and FS Global Credit Opportunities Fund, et al., Inv. Co. Act. Rel. Nos. 32221 (August 17, 2016) (Notice) and 32257 (September 12, 2016) (Order).

5

B.	Multiple Classes of ~~Shares —~~Units - Exemptions from Sections 18(a)(2), 18(c) and 18(i) of the Act

Applicants request exemptive relief to the extent that a Fund’s issuance and sale of multiple classes of ~~common stock~~Units might be deemed to result in the issuance of a class of “senior security” within the meaning of Section 18(g) of the Act that would violate the provisions of Section 18(a)(2) of the Act, violate the equal voting provisions of Section 18(i) of the Act, and if more than one class of senior security were issued, violate Section 18(c) of the Act.

A registered closed-end investment company may have only one class of senior security representing indebtedness and only one class of stock that is a senior security. With respect to the class of stock that is a senior security, i.e., preferred stock, the preferred stock must have certain rights as described in Section 18(a)(2). Section 18(a)(2)(A) and (B) makes it unlawful for a registered closed-end investment company to issue a senior security that is a stock unless (a) immediately after such issuance it will have an asset coverage of at least 200% and (b) provision is made to prohibit the declaration of any distribution, upon its common stock, or the purchase of any such common stock, unless in every such case such senior security has at the time of the declaration of any such distribution, or at the time of any such purchase, an asset coverage of at least 200% after deducting the amount of such distribution or purchase price, as the case may be. Section 18(a)(2)(C) and (D) makes it unlawful for a registered closed-end investment company to issue a senior security that is a stock unless, stockholders have the right, voting separately as a class, to: (i) elect at least two directors at all times; (ii) elect a majority of the directors if at any time dividends on such class of securities have been unpaid in an amount equal to two full years’ dividends on such securities; and (iii) approve any plan of reorganization adversely affecting their securities or any action requiring a vote of security holders as set forth in section 13(a).15 Section 18(a)(2)(E) requires that such class of stock will have “complete priority over any other class as to distribution of assets and payment of dividends, which dividends shall be cumulative.”

Section 18(i) provides:

Except as provided in subsection (a) of this section, or as otherwise required by law, every share of stock hereafter issued by a registered management company . . . shall be voting stock and have equal voting rights with every other outstanding voting stock: Provided, That this subsection shall not apply . . . to shares issued in accordance with any rules, regulations, or orders which the Commission may make permitting such issue.

Finally, Section 18(c) of the Act provides that “it shall be unlawful for any registered closed-end investment company. . . to issue or sell any senior security which is a stock if immediately thereafter such company will have outstanding more than one class of senior security which is a stock,” except that “any such class of . . . stock may be issued in one or more series: provided, that no such series shall have a preference or priority over any other series upon the distribution of the assets of such registered closed-end company or in respect of the payment of interest or dividends…”

The multi-class system proposed herein (the “Multi-Class System”) may result in ~~Shares~~Units of a class having priority over another class as to payment of dividends and having unequal voting rights, because under the proposed Multi-Class System (i) ~~shareholders~~members of different classes may pay different distribution and/or service fees (and related costs as described above), different administrative fees and any other incremental expenses that should be properly allocated to a particular class, and (ii) each class would be entitled to exclusive voting rights with respect to matters solely related to that class.

[15]	Section 13(a) requires, among other things, that a majority of the fund’s outstanding voting securities must approve converting to a mutual fund format.

6

Applicants believe that the implementation of the Multi-Class System will enhance ~~shareholder~~member options. Under a multi-class system, an investor can choose the method of purchasing shares that is most beneficial given the amount of his or her purchase, the length of time the investor expects to hold his or her ~~Shares~~Units , the use of a financial intermediary through which the ~~Shares~~Units will be purchased and other relevant circumstances. The proposed arrangements would permit a Fund to facilitate both the distribution of its securities and provide investors with a broader choice of ~~shareholder~~member services.

By contrast, if a Fund were required to organize new, separate investment portfolios for each class of ~~Shares~~Units , the success of the new portfolios might be limited. Unless each new portfolio grew at a sufficient rate and to a sufficient size, it could be faced with liquidity and diversification problems that would prevent the portfolio from producing a favorable return.

Under the proposed Multi-Class System, owners of each class of ~~Shares~~Units may be relieved of a portion of the fixed costs normally associated with investing in investment companies because these costs potentially would be spread over a greater number of ~~Shares~~Units than they would be if the classes were separate funds or portfolios. As a Fund grows in volume of assets, it is expected that the investors will derive benefits from economies of scale that would not be available at smaller volumes.

The Commission has long recognized that multiple class arrangements can be structured so that the concerns underlying the Act’s “senior security” provisions are satisfied. After having granted numerous exemptive orders (“multiple class exemptive orders”) to open-end investment companies permitting those funds to issue two or more classes of shares representing interests in the same portfolio,16 the Commission adopted Rule 18f-3 under the Act in 1995, which now permits open-end funds to maintain or create multiple classes without seeking individual exemptive orders, as long as certain conditions are met.17

Applicants believe that the proposed closed-end investment company multiple class structure does not raise concerns underlying Section 18 of the Act to any greater degree than open-end investment companies’ multiple class structures. The proposed multiple class structure does not relate to borrowings and will not adversely affect a Fund’s assets. In addition, the proposed structure will not increase the speculative character of each Fund’s ~~shares~~Units . Applicants also believe that the proposed allocation of expenses relating to distribution and voting rights is equitable and will not discriminate against any group or class of ~~shareholders~~members .

Applicants believe that the rationale for, and conditions contained in, Rule 18f-3 are as applicable to a closed-end investment company seeking to offer multiple classes of common shares with varying distribution and/or service arrangements in a single portfolio as they are to open-end funds. Each Fund will comply with the provisions of Rule 18f-3 as if it were an open-end investment company, including, among others, its provisions relating to differences in expenses, special allocations of other expenses, voting rights, conversions and exchanges and disclosures. In fact, each Fund is expected in many ways to resemble an open-end fund in its manner of operation and in the distribution of its ~~common shares~~Units, except for differences with respect to repurchases.

[16]

See Sierra Trust Funds, et al., Investment Co. Act Rel. No. 20093 (February 23, 1994) (notice) and Investment Co. Act Rel. No. 20153 (March 22, 1994) (order); see also Exemption for Open-End Management Investment Companies Issuing Multiple Classes of Shares; Disclosure by Multiple Class and Master-Feeder Funds, Investment Co. Act Rel. No. 19955 (December 15, 1993).

[17]

See Investment Co. Act Rel. No. 20915 (February 23, 1995). As adopted, Rule 18f-3 creates an exemption for mutual funds that issue multiple classes of shares with varying arrangements for the distribution of securities and the provision of services to shareholders. In connection with the adoption of Rule 18f-3, the Commission also amended Rule 12b-1 under the Act to clarify that each class of shares must have separate 12b-1 plan provisions. Moreover, any action on the 12b-1 plan (i.e., trustee or shareholder approval) must take place separately for each class. The Commission has adopted amendments to Rule 18f-3 that expand and clarify the methods by which a multiple class fund may allocate income, gains, losses and expenses and that clarify the shareholder voting provisions of the rule.

7

In particular, the Funds will offer their ~~shares~~Units continuously at a price based on net asset value, plus any applicable front-end sales charge. Differences among classes will, as detailed above, relate largely to differences in distribution and/or service arrangements. Applicants note that open-end and closed-end funds are subject to different technical provisions governing the issuance of senior securities. However, those technical differences do not appear relevant here. Although closed-end funds may not issue multiple classes of common shares without exemptive relief, the Commission has granted specific exemptive relief to similarly situated closed-end funds.18 Provisions regulating the issuance by closed-end funds of debt or preferred stock should have no bearing on an application by a closed-end fund for an exemptive order permitting the issuance of multiple classes of common stock. Therefore, Applicants propose to base the conditions under which the Funds would issue multiple classes of common stock on those contained in Rule 18f-3.

Applicants believe that the proposed allocation of expenses and voting rights relating to the asset-based distribution and/or service fees applicable to the different classes of ~~shares~~Units of each Fund in the manner described above is equitable and would not discriminate against any group of ~~shareholders~~members . Each Applicant is aware of the need for full disclosure of the proposed multi-class system in each Fund’s prospectus and of the differences among the various classes and the different expenses of each class of ~~shares~~Units offered. Each Fund will include in its prospectus disclosure of the fees, expenses and other characteristics of each class of ~~shares~~Units offered for sale by the prospectus, as is required for open-end multi-class funds under Form N-1A.19 Applicants also note that the Commission has adopted rule and form amendments to require registered open-end management investment companies to disclose fund expenses borne by shareholders during the reporting period in shareholder reports,20 and to describe in their prospectuses any arrangements that result in breakpoints in, or elimination of, sales loads.21 Each Fund will include these disclosures in its ~~shareholder~~member reports and prospectus.

Each Fund will comply with any requirements that the Commission or FINRA may adopt regarding disclosure at the point of sale and in transaction confirmations about the costs and conflicts of interest arising out of the distribution of open-end investment company shares, and regarding prospectus disclosure of sales loads and revenue sharing arrangements, as if those requirements applied to each Fund. In addition, each Fund will contractually require that any distributor of the Fund’s shares comply with such requirements in connection with the distribution of such Fund’s ~~shares~~Units .

In June 2006, the Commission adopted enhanced fee disclosure requirements for fund of funds including registered funds of hedge funds.22 Applicants will comply with all such applicable disclosure requirements.

The requested relief is similar to the exemptions discussed above granted by the Commission to MBC Total Private Markets Access Fund and Seneca Management, LLC, Carlyle ~~Alpinvest~~AlpInvest Private Markets Fund and ~~Alpinvest~~AlpInvest Private Equity Investment Management, LLC, Constitution Capital Private Markets Fund, LLC and Constitution Capital PM, LP, Fairway Private Equity & Venture Capital Opportunities Fund and Fairway Capital Management, LLC, The Optima Dynamic Alternatives Fund, MVP Private Markets Fund and Portfolio Advisors, LLC, Hamilton Lane Private Assets Fund, Cresset Private Markets Opportunity Fund, Triloma EIG Energy Income Fund, NorthStar/Townsend Institutional Real Estate Fund, Inc., and FS Global Credit Opportunities Fund.23 Accordingly, Applicants believe there is ample precedent for the implementation of a multi-class system.

[18]

See Felicitas Private Markets Fund, supra note 14; Axxes Private Markets Fund, supra note 14; Brookfield Infrastructure Income Fund, Inc., supra note 14; Alti Private Equity Access and Commitments Fund, supra note 14; MBC Total Private Markets Access Fund, supra note 14; Carlyle ~~Alpinvest~~AlpInvest Private Markets Fund, supra note 14; Private Equity Investment Management, LLC Constitution Capital Private Markets Fund, LLC, supra note 14; Fairway Private Equity & Venture Capital Opportunities Fund and Fairway Capital Management, LLC, supra note 14; The Optima Dynamic Alternatives Fund, supra note 14; MVP Private Markets Fund and Portfolio Advisors, LLC, supra note 14; Hamilton Lane Private Assets Fund; supra note 14; Cresset Private Markets Opportunity Fund, supra note 14; Triloma EIG Energy Income Fund, supra note 14; NorthStar/Townsend Institutional Real Estate Fund, Inc., supra note 14; and FS Global Credit Opportunities Fund, supra note 14.

[19]	In all respects other than class-by-class disclosure, each Fund will comply with the requirements of Form N-2.
[20]	Shareholder Reports and Quarterly Portfolio Disclosure of Registered Management Investment Companies, Investment Company Act Rel. No. 26372 (Feb. 27, 2004) (adopting release).
[21]	Disclosure of Breakpoint Discounts by Mutual Funds, Investment Company Act Rel. No. 26464 (June 7, 2004) (adopting release).
[22]	Fund of Funds Investments, Investment Company Act Rel. Nos. 26198 (Oct. 1 2003) (proposing release) and 27399 (Jun. 20, 2006) (adopting release). See also Rules 12d1-1, et seq. of the Act.
[23]

See Felicitas Private Markets Fund, supra note 14; Axxes Private Markets Fund, supra note 14; Brookfield Infrastructure Income Fund, Inc., supra note 14; Alti Private Equity Access and Commitments Fund, supra note 14; MBC Total Private Markets Access Fund, supra note 14; Carlyle ~~Alpinvest~~AlpInvest Private Markets Fund, supra note 14; Constitution Capital Private Markets Fund, LLC, supra note 14; Fairway Private Equity & Venture Capital Opportunities Fund and Fairway Capital Management, LLC, supra note 14; The Optima Dynamic Alternatives Fund, supra note 14; Hamilton Lane Private Assets Fund, supra note 14; Cresset Private Markets Opportunity Fund, supra note 14; Triloma EIG Energy Income Fund, supra note 14; NorthStar /Townsend Institutional Real Estate Fund, Inc., supra note 14; FS Global Credit Opportunities Fund, supra note 14; Altegris KKR Commitments Master Fund, et al., Inv. Co. Act. Rel. Nos 31944 (December 17, 2015) (Notice) and 31955 (January 12, 2016) (Order); Resource Real Estate Diversified Income Fund and Resource Real Estate, Inc., Inv. Co. Act. Rel. Nos. 31093 (June 23, 2014) (Notice) and 31162 (July 22, 2014) (Order); and Partners Group Private Equity (Master Fund), LLC and Partners Group (USA) Inc., Inv. Co. Act. Rel. Nos. 31046 (May 13, 2014) (Notice) and 31075 (June 10, 2014) (Order).

8

C.	Asset-Based Distribution and/or Service Fees

Applicants request relief from the provisions of Section 17(d) of the Act and Rule 17d-1 thereunder, to the extent necessary to permit the Funds to impose asset-based distribution and/or service fees (in a manner analogous to Rule 12b-1 fees for an open-end investment company). Section 12(b) of the Act and Rule 12b-1 thereunder do not apply to closed-end investment companies. Accordingly, no provisions of the Act or the rules thereunder explicitly limits the ability of a closed-end fund to impose a distribution and/or service fee.24

Section 17(d) of the Act prohibits an affiliated person of a registered investment company or an affiliated person of such person, acting as principal, from effecting any transaction in which such registered company is a joint, or a joint and several, participant, in contravention of Commission regulations. Rule 17d-1 provides that no joint transaction covered by the rule may be consummated unless the Commission issues an order upon application.

In reviewing applications pursuant to Section 17(d) and Rule 17d-1, the Commission considers whether an investment company’s participation in a joint enterprise or joint arrangement is consistent with the provisions, policies and purposes of the Act, and the extent to which the participation is on a basis different from or less advantageous than that of other participants. Section 17(d) of the Act is intended to prevent or limit abuses arising from conflicts of interest; however, Section 17(d) itself does not prohibit any specific activities, but instead, authorizes the Commission to approve rules to limit or prevent an investment company from being a joint participant on a different or less advantageous basis than other participants. Under Rule 17d-1, it is unlawful for an affiliated person, acting as principal, to participate in or effect any transaction in connection with a joint enterprise or other joint arrangement in which the investment company is a participant, without prior Commission approval. The protections provided for in Section 17(d) essentially allow the Commission to set standards for all transactions concerning an investment company and an affiliate which could be construed as self-dealing or involve overreaching by the affiliate to the detriment of the investment company.

Each Fund will comply with the protections for open-end investment companies developed and approved by the Commission in Rule 12b-1 in connection with its Distribution and Service Plan(s), if any, with respect to each class of ~~Shares~~Units as if the Fund were an open-end management investment company.

Therefore, the Funds will participate in substantially the same way and under substantially the same conditions as would be the case with an open-end investment company imposing distribution and/or service fees under Rule 12b-1. Applicants note that, at the same time the Commission adopted Rule 12b-1,25 it also adopted Rule 17d-3 to provide an exemption from Section 17(d) and Rule 17d-l to the extent necessary for arrangements between open-end funds and their affiliated persons or principal underwriters (or affiliated persons of such persons or principal underwriters) whereby payments are made by the open-end fund with respect to distribution, if such agreements are entered into in compliance with Rule 12b-l. In its adopting release, the Commission stated as follows:

[24]	Applicants do not concede that Section 17(d) applies to the asset-based distribution and/or service fees discussed herein, but requests this exemption to eliminate any uncertainty.
[25]	See Bearing of Distribution Expenses by Mutual Funds, Investment Co. Act Rel. No. 11414 (October 28, 1980).

9

The Commission wishes to emphasize that it has no intention of categorizing certain transactions as raising the applicability of Section 17(d) and Rule 17d-3 of the Act. The Commission’s only comment is that to the extent that arrangements in which a fund pays for its distribution costs could involve the fund in a ‘joint enterprise’ with an affiliated person, and if such arrangements were entered into in compliance with Rule 12b-1, the Commission sees no need for prior Commission review and approval of the arrangements.26

As closed-end management investment companies, the Funds may not rely on Rule 17d-3. However, in light of the foregoing, Applicants believe any Section 17(d) concerns the Commission might have in connection with a Fund’s financing the distribution of its ~~shares~~Units should be resolved by the Fund’s undertaking to comply with the provisions of Rules 12b-1 and 17d-3 as if those rules applied to closed-end investment companies. Accordingly, the Funds will comply with Rules 12b-1 and 17d-3 as if those rules applied to closed-end investment companies. The Funds represent that the Funds’ imposition of asset-based distribution and/or service fees is consistent with factors considered by the Commission in reviewing applications for relief from Section 17(d) of the Act and Rule 17d-1 thereunder (i.e., that the imposition of such fees as described is consistent with the provisions, policies and purposes of the Act and does not involve participation on a basis different from or less advantageous than that of other participants).

VI.	APPLICANTS’ CONDITION

Applicants agree that any order granting the requested relief will be subject to the following condition:

Each Fund relying on the Order will comply with the provisions of Rules 6c-10, 12b-1, 17d-3, 18f-3, 22d-1, and, where applicable, 11a-3 under the Act, as amended from time to time, as if those rules applied to closed-end management investment companies, and will comply with the FINRA Sales Charge Rule, as amended from time to time, as if that rule applied to all closed-end management investment companies.

VII.	CORPORATE ACTION

Each Fund’s organizational documents will empower the Board to establish different classes of ~~Shares~~Units and to take any other action necessary to accomplish the establishment and creation of such classes of ~~Shares~~Units . The Board has adopted resolutions, attached as Exhibit A, authorizing the Fund’s officers to file the Application with the Commission.

VIII.	CONCLUSION

For the reasons stated above, Applicants submit that the exemptions requested are necessary and appropriate in the public interest and are consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. Applicants desire that the Commission issue the requested Order pursuant to Rule 0-5 under the Act without conducting a hearing.

Applicants submit that the exemptions requested conform substantially to the precedent cited herein.27~~27~~

As required by Rule 0-2(c)(1) under the Act, each Applicant hereby states that all of the requirements for execution and filing of this Application on behalf of the Applicants have been complied with in accordance with the organizational documents of the Applicants, as applicable, and the undersigned officers of the Applicants are fully authorized to execute this Application. The resolutions of the Initial Fund’s Board are attached as Exhibit A to this Application in accordance with the requirements of Rule 0-2(c)(1) under the Act and the verifications required by Rule 0-2(d) under the Act are attached as Exhibit B to this Application.

[26]	Id.
[27]

See Felicitas Private Markets Fund, supra note 14; Axxes Private Markets Fund, supra note 14; Brookfield Infrastructure Income Fund, Inc., supra note 14; Alti Private Equity Access and Commitments Fund, supra note 14; MBC Total Private Markets Access Fund, supra note 14; Carlyle ~~Alpinvest~~AlpInvest Private Markets Fund, supra note 14; Constitution Capital Private Markets Fund, LLC, supra note 14; Fairway Private Equity & Venture Capital Opportunities Fund and Fairway Capital Management, LLC, supra note 14; The Optima Dynamic Alternatives Fund, supra note 14; MVP Private Markets Fund, supra note 14; Hamilton Lane Private Assets Fund, supra note 14; Cresset Private Markets Opportunity Fund, supra note 14; Triloma EIG Energy Income Fund, supra note 14; NorthStar/Townsend Institutional Real Estate Fund, Inc., supra note 14; and FS Global Credit Opportunities Fund, supra note 14.

10

Pursuant to Rule 0-2(f) under the Act, the Applicants state that their address is ~~c/o UMB Fund Services, Inc., 235 West Galena Street, Milwaukee, WI 53212 (Initial Fund) and 380 W. Paces Ferry Road, Suite 2180, Atlanta, GA 30327 (Adviser)~~1370 Avenue of the Americas, New York, NY 10019 and that all written communications regarding this Application should be directed to the individuals and addresses indicated on the first page of this Application.

~~* * * * *~~

[ Signature Page Follows]

11

~~Felicitas Private Markets Fund~~ARDIAN ACCESS LLC
Dated: ~~January 31, 2024~~February 19, 2025	By: /s/ Michael P. Ferragamo		~~/s/ Brian Smith~~
	Name: Michael P. Ferragamo	~~Name:~~	~~Brian Smith~~
	Title: President	~~Title:~~	~~President~~

~~Skypoint Capital Advisors,~~ARDIAN US LLC
Dated: ~~January 31, 2024~~February 19, 2025	By: /s/ Edward Hickes	~~/s/ Brian Smith~~
	Name: Edward Hickes	~~Name:~~	~~Brian Smith~~
	Title: Chief Compliance Officer	~~Title:~~	~~Chief Executive Officer~~

Signature Page to Multi-Class Exemptive Order Application

EXHIBIT A

Resolutions of the ~~Board of Trustees of Felicitas Private Markets~~ Sole Director of Ardian Access LLC (the “Fund”)

WHEREAS, the Sole Director has reviewed the Fund’s exemptive application, a copy of which is attached hereto as Exhibit A, for an order of the Securities and Exchange Commission (the “SEC”) pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “Act”), for an exemption from Sections 18(a)(2), 18(c) and 18(i) of the Act and pursuant to Section 17(d) of the Act and Rule 17d-1 under the Act (the “Exemptive Application”); and

WHEREAS, the Sole Director deems it advisable and in the best interest of the Fund that the Fund file the Exemptive Application.

NOW, THEREFORE, BE IT RESOLVED, that the officers of the Fund (collectively, the “Authorized Officers,” and each, an “Authorized Officer”), shall be, and each of them individually hereby is, authorized, empowered and directed, in the name and on behalf of the Fund, to cause to be executed, delivered and filed with the SEC the Exemptive Application, in substantially the form provided to the Board; and

FURTHER RESOLVED, that the Authorized Officers shall be, and each of them individually hereby is, authorized, empowered and directed, in the name and on behalf of the Fund, to cause to be made, executed, delivered and filed with the SEC any amendments to the Exemptive Application and any additional applications for exemptive relief as are determined necessary, advisable or appropriate by any of the Authorized Officers in order to effectuate the foregoing resolutions, such determination to be conclusively evidenced by the taking of any such action; and

FURTHER RESOLVED, that all acts and things previously done by any of the Authorized Officers, on or prior to the date hereof, in the name and on behalf of the Fund in connection with the foregoing resolutions are in all respects authorized, ratified, approved, confirmed and adopted as the acts and deeds by and on behalf of the Fund; and

FURTHER RESOLVED, that the Authorized Officers be, and each of them hereby is, authorized and directed, by and on behalf of the Fund and in its name, to do and perform such other acts and to execute and deliver such other instruments, certificates and documents as he or she shall determine to be necessary, appropriate or desirable to carry out any of the foregoing, any such determination to be conclusively evidenced by the doing or performing of any such act, or the execution and delivery of any such instrument, certificate or documents; and

FURTHER RESOLVED, that the Authorized Officers be, and each of them hereby is, authorized, empowered and directed to certify and deliver copies of these resolutions to such governmental bodies, agencies, persons, firms or corporations as the Authorized Officers may deem necessary and to identify by his or her signature or certificate, or in such form as may be required, the documents and instruments presented to and approved herein and to furnish evidence of the approval, by an officer authorized to give such approval, of any document, instrument or provision or any addition, deletion or change in any document or instrument.

~~RESOLVED,~~	~~that the Board hereby approves of the filing of an application requesting an order from the SEC pursuant to Section 6(c) of the 1940 Act granting exemptions from the provisions of Sections 18(a)(2), 18(c) and 18(i), pursuant to Section 6(c) of the 1940 Act and pursuant to Section 17(d) of the 1940 Act and Rule 17d-1 thereunder to permit the Fund, among other things, to offer multiple classes of shares to the public (the “Order”); and~~
~~—~~
~~FURTHER RESOLVED,~~	~~that the appropriate officers of the Fund be, and each hereby is, authorized, on behalf of the Fund, to prepare, execute and file any further amendments to the application with the SEC to request the Order; and~~
~~-~~
~~FURTHER RESOLVED,~~	~~that the officers of the Fund be, and each of them hereby is, authorized and directed to take such further action as such officer or officers shall in his, her or their discretion consider necessary or desirable in order to effectuate the intent of the foregoing resolutions.~~

Ardian Access LLC

By: /s/ Michael P. Ferragamo
Name: Michael P. Ferragamo
Title: Director
Date: February 19, 2025

EXHIBIT B

Verifications

~~Verifications of Felicitas Private Markets Fund and Skypoint Capital Advisors, LLC~~

The undersigned states that he has duly executed the attached ~~application~~Application dated ~~January 31, 2024~~February 19, 2025 for and on behalf of ~~Felicitas Private Markets Fund~~Ardian Access LLC in his capacity as President of such entity, and that all actions by the holders and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

Ardian Access LLC

~~By:~~ By: /s/ ~~Brian Smith~~Michael P. Ferragamo
~~Name: Brian Smith~~Name: Michael P. Ferragamo
~~Title:~~ Title: President

The undersigned states that he has duly executed the attached ~~application~~Application dated ~~January 31, 2024~~February 19, 2025 for and on behalf of ~~Skypoint Capital Advisors,~~Ardian US LLC in his capacity as Chief ~~Executive~~Compliance Officer of such entity, and that all actions by the holders and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

Ardian US LLC

~~By:~~ By: /s/ ~~Brian Smith~~Edward Hickes
~~Name: Brian Smith~~Name: Edward Hickes
~~Title:~~ Title: Chief ~~Executive~~Compliance Officer

EXHIBIT C

Marked copies of the Application showing changes from the final versions of the two applications identified as substantially identical under Rule 0-5(e)(3)~~.~~

20

File No.  ~~812-15426~~812-24006

~~U.S.~~ UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

~~Washington, D.C. 20459~~

~~THIRD AMENDED AND RESTATED~~

APPLICATION ~~FOR AN ORDER~~ PURSUANT TO SECTION 6(c) OF THE

INVESTMENT COMPANY ACT OF 1940, AS AMENDED (THE “ACT”)~~,~~ FOR AN ORDER GRANTING

~~CERTAIN~~ EXEMPTIONS FROM SECTIONS 18(a)(2), 18(c) AND 18(i) OF THE ACT AND PURSUANT TO

SECTION 17(d) OF THE ACT AND RULE 17d-1 THEREUNDER.

EXPEDITED REVIEW REQUESTED UNDER 17 CFR 270.0-5(d)

In the Matter of:

ARDIAN ACCESS LLC

ARDIAN US LLC

PLEASE SEND ALL COMMUNICATIONS AND ORDERS TO:

Gregory Davis, Esq.

Ropes & Gray LLP

Three Embarcadero Center

San Francisco, CA US 94111-4006

(415) 315-6327

gregory.davis@ropesgray.com

~~BROOKFIELD ASSET MANAGEMENT PRIVATE~~

~~INSTITUTIONAL CAPITAL ADVISER (CANADA), L.P.~~

~~BROOKFIELD INFRASTRUCTURE INCOME FUND, INC.~~

~~Brookfield Place~~

~~250 Vesey Street, 15th Floor~~

~~New York, New York 10281-1023~~

~~(855) 777-8001~~

~~Copies~~With a Copy to:

Michael Ferragamo

Ardian Access LLC

1370 Avenue of the Americas

New York, NY 10019

~~Brian F. Hurley, Esq. Brookfield Infrastructure Income Fund, Inc. Brookfield Place 250 Vesey Street New York, NY 10281-1023 (855) 777-8001~~	~~Michael R. Rosella, Esq. Thomas D. Peeney, Esq. Paul Hastings LLP 200 Park Avenue New York, NY 10166 (212) 318-6000~~

Page 1 of [XX] sequentially numbered pages

~~This Application (including Exhibits) contains 16 pages~~

As filed with the Securities and Exchange Commission on ~~October 11, 2023~~

February 19, 2025

EXHIBITS

~~EXHIBIT A~~Exhibit A	~~Resolutions of Brookfield Infrastructure Income Fund, Inc.~~Resolutions of the Initial Fund	~~13~~13

~~EXHIBIT B~~Exhibit B	~~Verifications~~Verifications	~~15~~15

Exhibit C	Marked copies of the Application showing changes from the final versions of the two applications identified as substantially identical under Rule 0-5(e)(3)

i

UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

~~In the Matter of~~IN THE MATTER OF:

~~BROOKFIELD INFRASTRUCTURE INCOME FUND, INC.~~

ARDIAN ACCESS LLC

AND

~~BROOKFIELD ASSET MANAGEMENT PRIVATE INSTITUTIONAL CAPITAL ADVISER (CANADA), L.P.~~

ARDIAN US LLC

Investment Company Act of 1940

File No. ~~812-15426~~812-24006

EXPEDITED REVIEW REQUESTED UNDER 17 CFR 270.0-5(d).

~~THIRD AMENDED AND RESTATED~~ APPLICATION PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED (THE “ACT”)~~,~~ FOR AN ORDER GRANTING EXEMPTIONS FROM SECTIONS 18(a)(2), 18(c) AND 18(i) OF THE ACT AND PURSUANT TO SECTION 17(d) OF THE ACT AND RULE 17d-1 THEREUNDER.

I.	~~THE PROPOSAL~~THE PROPOSAL

~~Brookfield Infrastructure Income Fund, Inc. (the “~~Ardian Access LLC (the “Initial Fund”) is a newly organized ~~Maryland corporation~~Delaware limited liability company that is registered under the Act and that will operate as a non-diversified, closed-end ~~management~~ investment company. ~~Brookfield Asset Management Private Institutional Capital Adviser (Canada), L.P.~~Ardian US LLC (the “Adviser”)~~, a Manitoba limited partnership,~~ will serve as the Initial Fund’s investment adviser.1 The Initial Fund and the Adviser are referred to herein as the “Applicants.”

The Applicants hereby seek an order (the “Order”) from the U.S. Securities and Exchange Commission (the “Commission”) (i) pursuant to Section 6(c) of the Act for an exemption from Sections 18(a)(2), 18(c) and 18(i) of the Act; and (ii) pursuant to Section 17(d) of the Act and Rule 17d-1 under the Act to permit the Initial Fund to issue multiple classes of ~~common shares (“Shares~~limited liability company interests (“Units”)2 with varying sales loads and/or ongoing asset-based distribution and/or service fees with respect to certain classes.

Applicants request that the Order also apply to any other continuously offered registered closed-end management investment company that has previously been organized or that may be organized in the future for which the Adviser or any entity controlling, controlled by, or under common control with the Adviser (as that term is defined in Section 2(a)(9) of the Act), or any successor in interest to any such entity,3 acts as investment adviser and which provides periodic liquidity with respect to its ~~shares~~Units pursuant to Rule 13e-4 under the Securities Exchange Act of 1934 (the “Exchange Act”) (each, a “Future Fund,” and together with the Initial Fund, the “Funds”). Any of the Funds relying on this relief in the future will do so in compliance with the terms and conditions of this Application (the “Application”). Applicants represent that each entity presently intending to rely on the requested relief is listed as an Applicant.

[1]	The term “investment adviser” is defined in Section 2(a)(20) of the Act.
[2]

As used in this Application, “~~Shares~~Units” includes any other equivalent designation of a proportionate ownership interest (such as interests or ~~units~~shares) of a Fund (or any other registered ~~closed-end~~closed end management investment company relying on the requested ~~order~~Order).

[3]	A successor in interest is limited to an entity that results from a reorganization into another jurisdiction or a change in the type of business organization.

The Initial Fund ~~intends to make a continuous public offering of its Shares. The Fund’s~~has filed an initial ~~Registration Statement (the~~ registration statement on Form N-2 (“Initial Registration Statement”) ~~filed on Form N-2~~, seeking to register ~~the Fund as a closed-end management investment company~~three classes of Units, “Class J Units,” “Class I Units” and “Class D Units,” under the Act and ~~to register its shares of common stock (“Common Shares”) under~~ the Securities Act of 1933, as amended (the “Securities Act”), ~~was declared effective by the Commission~~each with its own fee and expense structure. If the requested relief is granted, the Initial Fund anticipates making a continuous public offering of its Class J Units, Class I Units and Class D Units. Additional offerings by any Fund relying on the Order may be on a private placement or public offering basis. ~~If the Fund receives~~The Initial Fund will only offer one class of Units until receipt of the requested relief~~, it may seek to register one or more additional share classes, each with its own fee and expense structure.~~

. Units of the Funds ~~Shares~~ will not be listed on any securities exchange, nor quoted on any quotation medium, and the Funds do not expect there to be a secondary trading market for their ~~Shares.~~Units. Units of the Initial Fund will be sold only to persons who are “accredited investors,” as defined in Regulation D under the Securities Act. The Initial Fund is expected to have a placement agent or distributor/principal underwriter (the “Distributor”) that is unaffiliated with the Adviser.

It is currently contemplated that the ~~Fund’s Common Shares will retain their current sales charge structure~~Initial Fund’s Class I Units will not be subject to other expenses such as distribution and/or service fees, but may be subject to an early repurchase fee (defined below). The Initial Fund’s Class J Units and Class D Units may be subject to other expenses, including distribution and/or service fees and an early repurchase fee. The Funds may in the future offer additional classes of ~~Shares~~Units and/or another sales charge structure.

Applicants represent that any asset-based service and/or distribution fees for each class of ~~Shares~~Units of the Funds will comply with the provisions of the Financial Industry Regulatory Authority (“FINRA”) Rule 2341(d) (the “FINRA Sales Charge Rule”).4

II.	~~STATEMENT OF FACTS~~STATEMENT OF FACTS

A.	~~Brookfield Infrastructure Income~~Initial Fund ~~Inc.~~

The Initial Fund filed a Notification of Registration ~~pursuant~~Pursuant to Section 8(a) of the Investment Company Act of 1940 on Form N-8A ~~on April 5, 2023,~~ and ~~also filed the~~an Initial Registration Statement on Form N-2 ~~on June 12, 2023~~ seeking to register ~~the Fund as a closed-end management investment company~~Class J Units, Class I Units and Class D Units under the Act and ~~to register its Common Shares~~ under the Securities Act~~. The Fund’s Initial Registration Statement was~~, each with its own fee and expense structure, that will be declared effective by the staff of the Commission ~~on September 15, 2023. The Fund is a Maryland corporation. The Fund is~~prior to the Initial Fund publicly offering its Units and prior to the Applicants relying on the requested Order. The Initial Fund is a Delaware limited liability company. The Initial Fund is a non-diversified, closed-end ~~management~~ investment company that intends to provide periodic liquidity with respect to ~~its Shares~~Units through periodic repurchase offers pursuant to Rule 13e-4 under the Exchange Act. ~~The Fund’s investment objective is to maximize total returns through growth of capital and current income. The Fund expects to be able to provide investments with lower valuation volatility than would be experienced through investing in the traditional public equity markets, as well as greater liquidity than is typical for private investing. The Fund seeks to achieve its investment objective by investing primarily in infrastructure assets, including renewables, and companies as well as related securities of companies that own infrastructure assets.~~

The Initial Fund’s investment objective is to generate attractive risk-adjusted returns. In pursuing its investment objective, the Initial Fund intends to invest in a global portfolio of private asset investments primarily through secondary investments, direct co-investments and primary investments. The Initial Fund’s address is 1370 Avenue of the Americas, New York, NY 10019.

[4]	Any reference in the Application to the FINRA Sales Charge Rule include any Financial Industry Regulatory Authority successor or replacement rule to the FINRA Sales Charge Rule.

2

If the relief requested herein is granted, the Initial Fund intends to offer Class J Units, Class I Units and Class D Units pursuant to a continuous offering as discussed above.

B.	Adviser

~~B.~~	~~Brookfield Asset Management Private Institutional Capital Adviser (Canada), L.P.~~

~~Brookfield Asset Management Private Institutional Capital~~The Adviser ~~(Canada) LP~~ is a ~~Manitoba~~Delaware limited ~~partnership~~liability company and is registered as an investment adviser with the Commission under the Investment Advisers Act of 1940, as amended ~~(the “Advisers Act”)~~. The Adviser will serve as the Initial Fund’s investment adviser pursuant to an advisory agreement (the “~~Advisory~~Investment Management Agreement”). The ~~Advisory~~Investment Management Agreement ~~is~~will be subject to approval by the Initial Fund’s Board of Directors (the “Board”), including a majority of the directors who are not “interested persons” (as defined in Section 2(a)(19) of the Act) of the Initial Fund and by the Initial Fund’s original sole ~~stockholder~~member , in the manner required by Sections 15(a) and (c) of the Act. The Applicants are not seeking any exemptions from the provisions of the Act with respect to the Investment Management Agreement. Under the terms of the Investment Management Agreement, and subject to the authority of the Board, it is expected that the Adviser will be responsible for the overall management of the Initial Fund’s business affairs and selecting the Initial Fund’s investments according to the Initial Fund’s investment objectives, policies, and restrictions. The Adviser’s address is 1370 Avenue of the Americas, New York, NY 10019.

C.	Other Provisions

From time to time, the Initial Fund may create additional classes of ~~shares~~Units, the terms of which may differ ~~between Common Shares,~~from Class J, Class I and Class D Units pursuant to and in compliance with Rule 18f-3 under the Act.

~~Shares~~Units may be subject to an early repurchase fee at a rate not to exceed 2.00 percent of the ~~stockholder’s~~member’s repurchase proceeds (“Early Repurchase Fee”) if the interval between the date of purchase of the ~~Shares~~Units and the valuation date with respect to the repurchase of those ~~Shares~~Units is less than one year.5 Any Early Repurchase Fee imposed by a Fund will equally ~~apply to new classes of Shares and~~ to all classes of ~~Shares~~Units of the Fund, in compliance with Section 18 of the Act and Rule 18f-3 thereunder. To the extent a Fund determines to waive, impose scheduled variations of, or eliminate any Early Repurchase Fee, it will do so in compliance with the requirements of Rule 22d-1 under the Act as if the Early Repurchase Fee were a CDSL and as if the Fund were an open-end investment company and the Fund’s waiver of, scheduled variation in, or elimination of, any such Early Repurchase Fee will apply uniformly to all ~~stockholders~~members of the Fund regardless of class. The Initial Fund intends to impose a 2.00 percent Early Repurchase Fee with respect to any repurchase of Units from a member at any time prior to the day immediately preceding the one-year anniversary of the member’s purchase of Units.

[5]

An Early Repurchase Fee charged by a Fund is not the same as a contingent deferred sales load (“CDSL”) assessed by an open-end fund pursuant to rule 6c-10 under the Act, as CDSLs are distribution-related charges payable to a distributor, whereas the Early Repurchase Fee is payable to the Fund to compensate long-term ~~stockholders~~shareholders for the expenses related to shorter term investors, in light of the Fund’s generally longer-term investment horizons and investment operations.

3

III.	~~EXEMPTION REQUESTED~~EXEMPTIONS REQUESTED

A.	The Multi-Class System

Applicants request exemptive relief to the extent that a Fund’s issuance and sale of multiple classes of ~~Shares~~Units might be deemed to result in the issuance of a class of “senior security,”6~~6~~ within the meaning of Section 18(g) of the Act that would violate the provisions of Section 18(a)(2) of the Act, violate the equal voting provisions of Section 18(i) of the Act, and if more than one class of senior security were issued, violate Section 18(c) of the Act.

B.	Asset-Based Distribution and/or Service Fees

Applicants request an order pursuant to Section 17(d) of the Act and Rule 17d-1 thereunder to the extent necessary for a Fund to pay asset-based distribution and/or service fees.

IV.	~~COMMISSION AUTHORITY~~COMMISSION AUTHORITY

Pursuant to Section 6(c) of the Act, the Commission may, by order on application, conditionally or unconditionally, exempt any person, security or transaction, or any class or classes of persons, securities or transactions from any provision or provisions of the Act or from any rule or regulation under the Act, if and to the extent that the exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

Pursuant to Section 17(d) of the Act and Rule 17d-1 thereunder, the Commission may issue an order permitting an affiliated person of or a principal underwriter for a registered investment company or an affiliated person of such person, acting as principal, from participating in or effecting a transaction in connection with a joint enterprise or other joint arrangement or profit sharing plan in which the investment company participates unless the Commission issues an order permitting the transaction. In reviewing applications submitted under Section 17(d) and Rule 17d-1, the Commission considers whether the participation of the investment company in a joint enterprise or joint arrangement is consistent with the provisions, policies and purposes of the Act, and the extent to which the participation is on a basis different from or less advantageous than that of other participants.

V.	~~DISCUSSION~~DISCUSSION

A.	Background

In its 1992 study entitled Protecting Investors: A Half Century of Investment Company Regulation (“Protecting Investors”), the Commission’s Division of Investment Management recognized that the Act imposes a rigid classification system that dictates many important regulatory consequences.7 For example, the characterization of a management company as “open-end” or “closed-end” has historically been crucial to the determination of the degree of liquidity the fund’s shareholders will have, and thus the liquidity required of the ~~fund’s~~fund’s investments.

Historically, except as noted below, there has been no middle ground between the two extremes of the open-end and ~~the~~ closed-end forms. Open-end funds have offered complete liquidity to their shareholders and thus required a high degree of liquidity of the underlying investment portfolio, while closed-end funds have been subject to requirements that in fact restrict the liquidity they are permitted to offer their investors. Under this system of regulation, neither form has provided the best vehicle for offering portfolios that have significant, but not complete, liquidity. The one exception to the liquid/illiquid dichotomy has been the so called “prime-rate funds.” These funds, first introduced in 1988, invest primarily in loans and provide shareholders liquidity through periodic tender offers (“Closed-end Tender Offer Funds”) or, more recently, periodic repurchases under Rule 23c-3.

[6]

Section 18(g) defines senior security to include any stock of a class having a priority over any other class as to distribution of assets or payment of dividends. Share classes that have different asset-based service or distribution charges have different total expenses and, thus, different net incomes. As a result, each class will have a different net asset value (“NAV”), receive a different distribution amount or both. A class with a higher NAV may be considered to have a priority as to the distribution of assets. A class receiving a higher dividend may be considered to have a priority over classes with lower dividends.

[7]	SEC Staff Report, Protecting Investors: A Half Century of Investment Company Regulation 421 (May 1992), at 421.

4

In Protecting Investors, the staff of the Commission determined that, given the changes in the securities market since 1940 — in particular the emergence of semi-liquid investment opportunities — it was appropriate to re-examine the classification system and its regulatory requirements and that it would be appropriate to provide the opportunity for investment companies to “chart new territory” between the two extremes of the open-end and the closed-end forms, consistent with investor protection.8 Protecting Investors recognized that the rigidity of the Act’s classification system had become a limitation on sponsors’ ability to offer innovative products that would take advantage of the vast array of semi-liquid portfolio securities currently existing. The report also noted the pioneering efforts of the prime rate funds and the market success they had experienced.9 The report thus concluded that it would be appropriate to provide the opportunity for investment companies to “chart new territory” between the two extremes of the open-end and closed-end forms, consistent with the goals of investor protection.10 The Division of Investment Management thus recommended giving the industry the ability to employ new redemption and repurchasing procedures, subject to Commission rulemaking and oversight.

In accordance with this recommendation, and shortly after Protecting Investors was published, the Commission proposed for comment a new rule designed to assist the industry in this endeavor.11 The Commission proposed Rule 23c-3, which began from the closed-end, illiquid perspective under Section 23(c), and provided flexibility to increase shareholder liquidity through periodic repurchase offers under simplified procedures. Rule 23c-3 was adopted in April 1993.12

The prime rate funds were cited in both Protecting Investors and the Proposing Release as the prototype for the interval concept.13 Nonetheless, while the prime rate funds broke the path for innovation in this area, developments since the origin of these funds make further innovation appropriate. Many funds either cannot or choose not to rely on Rule 23c-3. Therefore, there exist a large number of Closed-end Tender Offer Funds, which fall between open-end and closed-end designations in regard to their operations~~,~~ but are not interval funds. Moreover, a number of precedents exist for the implementation of a multiple-class system and the imposition of asset-based service and/or distribution fees substantially similar to that for which Applicants seek relief.14

[8]	Id. at 424.
[9]	Id. at 439-40.
[10]	Id. at 424.
[11]	Investment Co. Act Rel. No. 18869 (July 28, 1992) (the “Proposing Release”).
[12]

Investment Co. Act Rel. No. 19399 (April 7, 1993) (the “Adopting Release”). The Commission also had proposed Rule 22e-3, which began from the open-end, complete liquidity perspective under Section 22 of the Act, and permitted periodic or delayed, rather than constant liquidity. The Commission neither adopted nor withdrew proposed Rule 22e-3. To the Applicants’ knowledge, the Commission has taken no further action with respect to Rule 22e-3.

[13]	Protecting Investors at 439-40; Proposing Release at 27.
[14]

See, e.g., ~~John Hancock Asset-Based Lending~~Felicitas Private Markets Fund and ~~John Hancock Investment Management~~Skypoint Capital Advisors, LLC, Inv. Co. Act Rel. Nos ~~34491 (January 31~~35154 (March 15, 2024) (Notice) and 35169 (April 10, 2024) (Order); Axxes Private Markets Fund and Axxes Advisors LLC, Inv. Co. Act Rel. Nos 35115 (January 26, 2024) (Notice) and 35135 (February 21, 2024) (Order); Brookfield Infrastructure Income Fund, Inc. and Brookfield Asset Management Private Institutional Capital Adviser (Canada), L.P., Inv. Co. Act Rel. Nos 35033 (October 18, 2023) (Notice) and 35048 (November 14, 2023) (Order); Alti Private Equity Access and Commitments Fund and ALTI, LLC, Inv. Co. Act Rel. Nos 35027 (September 28, 2023) (Notice) and 35037 (October 24, 2023) (Order); MBC Total Private Markets Access Fund and Seneca Management, LLC, Inv. Co. Act Rel. Nos 34879 (April 6, 2023) (Notice) and 34905 (May 2, 2023) (Order); Carlyle AlpInvest Private Markets Fund and AlpInvest Private Equity Investment Management, LLC, Inv. Co. Act Rel. Nos. 34832 (Feb. 13, 2023) (notice) and 34852 (Mar. 13, 2023) (order); Constitution Capital Private Markets Fund, LLC and Constitution Capital PM, LP, Inv. Co. Act Rel. Nos 34720 (September 30, 2022) (Notice) and ~~34524 (March 3~~34740 (October 26, 2022) (Order); Fairway Private Equity & Venture Capital Opportunities Fund and Fairway Capital Management, LLC, Inv. Co. Act Rel. Nos 34462 (January 4, 2022) and 34492 (February 1, 2022) (Order); The Optima ~~Dynamic~~Dynamics Alternatives Fund, Et Al, Inv. Co. Act~~.~~ Rel. Nos 34381 (September 24, 2021) ~~(Notice)~~ and 34409 (October 21, 2021~~) (Order~~); MVP Private Markets Fund and Portfolio Advisors, LLC, Inv. Co. Act. Rel. Nos 34334 (July 16, 2021) (Notice) and 34356 (August 11, 2021) (Order); Hamilton Lane Private Assets Fund and Hamilton Lane Advisors, L.L.C., Inv. Co. Act Rel. Nos 33896 (June 17, 2020) (Notice) and 33926 (July 14, 2020) (Order); Cresset Private Markets Opportunity Fund and Cresset SPG, LLC, Inv. Co. Act Rel. Nos. 33497 (May 31, 2019) (Notice) and 33536 (June 27, 2019) (Order); Triloma EIG Energy Income Fund, et al., Inv. Co. Act Rel. Nos. 32679 (June 13, 2017) (Notice) and 32730 (July 11, 2017) (Order); NorthStar/Townsend Institutional Real Estate Fund Inc., et al., Inv. Co. Act. Rel. Nos. 32472 (February 7, 2017) (Notice) and 32524 (March 7, 2017) (Order); and FS Global Credit Opportunities Fund, et al., Inv. Co. Act. Rel. Nos. 32221 (August 17, 2016) (Notice) and 32257 (September 12, 2016) (Order).

5

B.	Multiple Classes of ~~Shares~~Units - Exemptions from ~~Section~~Sections 18(a)(2), 18(c) and 18(i) of the Act

Applicants request exemptive relief to the extent that a Fund’s issuance and sale of multiple classes of ~~common stock~~Units might be deemed to result in the issuance of a class of “senior security” within the meaning of Section 18(g) of the Act that would violate the provisions of Section 18(a)(2) of the Act, violate the equal voting provisions of Section 18(i) of the Act, and if more than one class of senior security were issued, violate Section 18(c) of the Act.

A registered closed-end investment company may have only one class of senior security representing indebtedness and only one class of stock that is a senior security. With respect to the class of stock that is a senior security, i.e., preferred stock, the preferred stock must have certain rights as described in Section 18(a)(2). Section 18(a)(2)(A) and (B) makes it unlawful for a registered closed-end investment company to issue a senior security that is a stock unless (a) immediately after such issuance it will have an asset coverage of at least 200% and (b) provision is made to prohibit the declaration of any distribution, upon its common stock, or the purchase of any such common stock, unless in every such case such senior security has at the time of the declaration of any such distribution, or at the time of any such purchase, an asset coverage of at least 200% after deducting the amount of such distribution or purchase price, as the case may be. Section 18(a)(2)(C) and (D) makes it unlawful for a registered closed-end investment company to issue a senior security that is a stock unless, stockholders have the right, voting separately as a class, to: (i) elect at least two directors at all times; (ii) elect a majority of the directors if at any time dividends on such class of securities have been unpaid in an amount equal to two full years’ dividends on such securities; and (iii) approve any plan of reorganization adversely affecting their securities or any action requiring a vote of security holders as set forth in section 13(a).15~~15~~ Section 18(a)(2)(E) requires that such class of stock will have “complete priority over any other class as to distribution of assets and payment of dividends, which dividends shall be cumulative.”

Section 18(i) provides:

Except as provided in subsection (a) of this section, or as otherwise required by law, every share of stock hereafter issued by a registered management company . . . shall be voting stock and have equal voting rights with every other outstanding voting stock: Provided, That this subsection shall not apply . . . to shares issued in accordance with any rules, regulations, or orders which the Commission may make permitting such issue.

Finally, Section 18(c) of the Act provides that “it shall be unlawful for any registered closed-end investment company. . . to issue or sell any senior security which is a stock if immediately thereafter such company will have outstanding more than one class of senior security which is a stock,” except that “any such class of . . . stock may be issued in one or more series: provided, that no such series shall have a preference or priority over any other series upon the distribution of the assets of such registered closed-end company or in respect of the payment of interest or dividends ~~. . ..~~…”

The multi-class system proposed herein (the “Multi-Class System”) may result in ~~Shares~~Units of a class having priority over another class as to payment of dividends and having unequal voting rights, because under the proposed Multi-Class System (i) ~~shareholders~~members of different classes may pay different distribution and/or service fees (and related costs as described above), different administrative fees and any other incremental expenses that should be properly allocated to a particular class, and (ii) each class would be entitled to exclusive voting rights with respect to matters solely related to that class.

[15]	Section 13(a) requires, among other things, that a majority of the fund’s outstanding voting securities must approve converting to a mutual fund format.

6

Applicants believe that the implementation of the Multi-Class System will enhance ~~stockholder~~member options. Under a multi-class system, an investor can choose the method of purchasing shares that is most beneficial given the amount of his or her purchase, the length of time the investor expects to hold his or her ~~Shares~~Units , the use of a financial intermediary through which the ~~Shares~~Units will be purchased and other relevant circumstances. The proposed arrangements would permit a Fund to facilitate both the distribution of its securities and provide investors with a broader choice of ~~shareholder~~member services.

By contrast, if a Fund were required to organize new, separate investment portfolios for each class of ~~Shares~~Units , the success of the new portfolios might be limited. Unless each new portfolio grew at a sufficient rate and to a sufficient size, it could be faced with liquidity and diversification problems that would prevent the portfolio from producing a favorable return.

Under the proposed Multi-Class System, owners of each class of ~~Shares~~Units may be relieved of a portion of the fixed costs normally associated with investing in investment companies because these costs potentially would be spread over a greater number of ~~Shares~~Units than they would be if the classes were separate funds or portfolios. As a Fund grows in volume of assets, it is expected that the investors will derive benefits from economies of scale that would not be available at smaller volumes.

The Commission has long recognized that multiple class arrangements can be structured so that the concerns underlying the Act’s “senior security” provisions are satisfied. After having granted numerous exemptive orders (“multiple class exemptive orders”) to open-end investment companies permitting those funds to issue two or more classes of shares representing interests in the same portfolio,16 the Commission adopted Rule 18f-3 under the Act in 1995, which now permits open-end funds to maintain or create multiple classes without seeking individual exemptive orders, as long as certain conditions are met.17

Applicants believe that the proposed closed-end investment company multiple class structure does not raise concerns underlying Section 18 of the Act to any greater degree than open-end investment companies’ multiple class structures. The proposed multiple class structure does not relate to borrowings and will not adversely affect a Fund’s assets. In addition, the proposed structure will not increase the speculative character of each Fund’s ~~shares~~Units . Applicants also believe that the proposed allocation of expenses relating to distribution and voting rights is equitable and will not discriminate against any group or class of ~~stockholders~~members .

Applicants believe that the rationale for, and conditions contained in, Rule 18f-3 are as applicable to a closed-end investment company seeking to offer multiple classes of common shares with varying distribution and/or service arrangements in a single portfolio as they are to open-end funds. Each Fund will comply with the provisions of Rule 18f-3 as if it were an open-end investment company, including, among others, its provisions relating to differences in expenses, special allocations of other expenses, voting rights, conversions and exchanges and disclosures. In fact, each Fund is expected in many ways to resemble an open-end fund in its manner of operation and in the distribution of its ~~Common Shares~~Units, except for differences with respect to repurchases.

In particular, the Funds will offer their ~~Shares~~Units continuously at a price based on net asset value, plus any applicable front-end sales charge. Differences among classes will, as detailed above, relate largely to differences in distribution and/or service arrangements. Applicants note that open-end and closed-end funds are subject to different technical provisions governing the issuance of senior securities. However, those technical differences do

[16]

See Sierra Trust Funds, et al., Investment Co. Act Rel. No. 20093 (February 23, 1994) (~~Notice~~notice) and Investment Co. Act Rel. No. 20153 (March 22, 1994) (~~Order~~order); see also Exemption for Open-End Management Investment Companies Issuing Multiple Classes of Shares; Disclosure by Multiple Class and Master-Feeder Funds, Investment Co. Act Rel. No. 19955 (December 15, 1993).

[17]

See Investment Co. Act Rel. No. 20915 (February 23, 1995). As adopted, Rule 18f-3 creates an exemption for mutual funds that issue multiple classes of shares with varying arrangements for the distribution of securities and the provision of services to shareholders. In connection with the adoption of Rule 18f-3, the Commission also amended Rule 12b-1 under the Act to clarify that each class of shares must have separate 12b-1 plan provisions. Moreover, any action on the 12b-1 plan (i.e., trustee or shareholder approval) must take place separately for each class. The Commission has adopted amendments to Rule 18f-3 that expand and clarify the methods by which a multiple class fund may allocate income, gains, losses and expenses and that clarify the shareholder voting provisions of the rule.

7

not appear relevant here. Although closed-end funds may not issue multiple classes of common shares without exemptive relief, the Commission has granted specific exemptive relief to similarly situated closed-end funds.18 Provisions regulating the issuance by closed-end funds of debt or preferred stock should have no bearing on an application by a closed-end fund for an exemptive order permitting the issuance of multiple classes of common stock. Therefore, Applicants propose to base the conditions under which the Funds would issue multiple classes of common stock on those contained in Rule 18f-3.

Applicants believe that ~~any~~the proposed allocation of expenses and voting rights relating to the asset-based distribution and/or service fees applicable to the different classes of ~~shares~~Units of each Fund in the manner described above is equitable and would not discriminate against any group of ~~stockholders~~members . Each Applicant is aware of the need for full disclosure of the proposed multi-class system in each ~~Fund’s~~Fund’s prospectus~~, including~~ and of the differences among the various classes and the different expenses of each class of ~~shares~~Units offered. Each Fund will include in its prospectus disclosure of the fees, expenses and other characteristics of each class of ~~shares~~Units offered for sale by the prospectus, as is required for open-end multi-class funds under Form N-1A.19 Applicants also note that the Commission has adopted rule and form amendments to require registered open-end management investment companies to disclose fund expenses borne by shareholders during the reporting period in shareholder reports,20 and to describe in their prospectuses any arrangements that result in breakpoints in, or elimination of, sales loads.21 Each Fund will include these disclosures in its ~~shareholder~~member reports and prospectus.

Each Fund will comply with any requirements that the Commission or FINRA may adopt regarding disclosure at the point of sale and in transaction confirmations about the costs and conflicts of interest arising out of the distribution of open-end investment company shares, and regarding prospectus disclosure of sales loads and revenue sharing arrangements, as if those requirements applied to each Fund. In addition, each Fund will contractually require that any distributor of the Fund’s shares comply with such requirements in connection with the distribution of such Fund’s ~~shares~~Units .

In June 2006, the Commission adopted enhanced fee disclosure requirements for ~~funds~~fund of funds including registered funds of hedge funds.22 Applicants will comply with all such applicable disclosure requirements.

The requested relief is similar to the exemptions discussed above granted by the Commission to ~~John Hancock Asset-Based Lending Fund~~MBC Total Private Markets Access Fund and Seneca Management, LLC, Carlyle AlpInvest Private Markets Fund and AlpInvest Private Equity Investment Management, LLC, Constitution Capital Private Markets Fund, LLC and Constitution Capital PM, LP, Fairway Private Equity & Venture Capital Opportunities Fund and Fairway Capital Management, LLC, The Optima Dynamic Alternatives Fund, MVP Private Markets Fund and Portfolio Advisors, LLC, Hamilton Lane Private Assets Fund, Cresset Private Markets Opportunity Fund, Triloma EIG Energy Income Fund, NorthStar/Townsend Institutional Real Estate Fund, Inc., and FS Global Credit Opportunities Fund~~, Altegris KKR Commitments Master Fund, Resource Real Estate Diversified Income Fund and Resource Real Estate, Inc., and Partners Group Private Equity (Master Fund), LLC~~.23 Accordingly, Applicants believe there is ample precedent for the implementation of a multi-class system.

[18]

See ~~John Hancock Asset-Based Lending Fund~~Felicitas Private Markets Fund, supra note 14; Axxes Private Markets Fund, supra note 14; Brookfield Infrastructure Income Fund, Inc., supra note 14; Alti Private Equity Access and Commitments Fund, supra note 14; MBC Total Private Markets Access Fund, supra note 14; Carlyle AlpInvest Private Markets Fund, supra note 14; Private Equity Investment Management, LLC Constitution Capital Private Markets Fund, LLC, supra note 14; Fairway Private Equity & Venture Capital Opportunities Fund and Fairway Capital Management, LLC, supra note 14; The Optima Dynamic Alternatives Fund, supra note 14; MVP Private Markets Fund and Portfolio Advisors, LLC, supra note 14; Hamilton Lane Private Assets Fund; supra note 14; Cresset Private Markets Opportunity Fund, supra note 14; Triloma EIG Energy Income Fund, supra note 14; NorthStar/Townsend Institutional Real Estate Fund, Inc., supra note 14; and FS Global Credit Opportunities Fund, supra note 14.

[19]	In all respects other than class-by-class disclosure, each Fund will comply with the requirements of Form N-2.
[20]	Shareholder Reports and Quarterly Portfolio Disclosure of Registered Management Investment Companies, Investment Company Act Rel. No. 26372 (Feb. 27, 2004) (adopting release).
[21]	Disclosure of Breakpoint Discounts by Mutual Funds, Investment Company Act Rel. No. 26464 (June 7, 2004) (adopting release).
[22]	Fund of Funds Investments, Investment Company Act Rel. Nos. 26198 (Oct. 1, 2003) (proposing release) and 27399 (Jun. 20, 2006) (adopting release). See also Rules 12d1-1, et seq. of the Act.
[23]

See ~~John Hancock Asset-Based Lending Fund~~Felicitas Private Markets Fund, supra note 14; Axxes Private Markets Fund, supra note 14; Brookfield Infrastructure Income Fund, Inc., supra note 14; Alti Private Equity Access and Commitments Fund, supra note 14; MBC Total Private Markets Access Fund, supra note 14; Carlyle AlpInvest Private Markets Fund, supra note 14; Constitution Capital Private Markets Fund, LLC, supra note 14; Fairway Private Equity & Venture Capital Opportunities Fund and Fairway Capital Management, LLC, supra note 14; The Optima Dynamic Alternatives Fund, supra note 14; ~~MVP Private Markets Fund, supra note 14;~~ Hamilton Lane Private Assets Fund, supra note 14; Cresset Private Markets Opportunity Fund, supra note 14; Triloma EIG Energy Income Fund, supra note 14; NorthStar /Townsend Institutional Real Estate Fund, Inc., supra note 14; FS Global Credit Opportunities Fund, supra note 14; Altegris KKR Commitments Master Fund, et al., Inv. Co. Act. Rel. Nos 31944 (December 17, 2015) (Notice) and 31955 (January 12, 2016) (Order); Resource Real Estate Diversified Income Fund and Resource Real Estate, Inc., Inv. Co. Act. Rel. Nos. 31093 (June 23, 2014) (Notice) and 31162 (July 22, 2014) (Order); and Partners Group Private Equity (Master Fund), LLC and Partners Group (USA) Inc., Inv. Co. Act. Rel. Nos. 31046 (May 13, 2014) (Notice) and 31075 (June 10, 2014) (Order).

8

C.	Asset-Based Distribution and/or Service Fees

Applicants request relief from the provisions of Section 17(d) of the Act and Rule 17d-1 thereunder, to the extent necessary to permit the Funds to impose asset-based distribution and/or service fees (in a manner analogous to Rule 12b-1 fees for an open-end investment company). Section 12(b) of the Act and Rule 12b-1 thereunder do not apply to closed-end investment companies. Accordingly, no provisions of the Act or the rules thereunder explicitly limits the ability of a closed-end fund to impose a distribution and/or service fee.24

Section 17(d) of the Act prohibits an affiliated person of a registered investment company or an affiliated person of such person, acting as principal, from effecting any transaction in which such registered company is a joint, or a joint and several, participant, in contravention of Commission regulations. Rule 17d-1 provides that no joint transaction covered by the rule may be consummated unless the Commission issues an order upon application.

In reviewing applications pursuant to Section 17(d) and Rule 17d-1, the Commission considers whether an investment company’s participation in a joint enterprise or joint arrangement is consistent with the provisions, policies and purposes of the Act, and the extent to which the participation is on a basis different from or less advantageous than that of other participants. Section 17(d) of the Act is intended to prevent or limit abuses arising from conflicts of interest; however, Section 17(d) itself does not prohibit any specific activities, but instead, authorizes the Commission to approve rules to limit or prevent an investment company from being a joint participant on a different or less advantageous basis than other participants. Under Rule 17d-1, it is unlawful for an affiliated person, acting as principal, to participate in or effect any transaction in connection with a joint enterprise or other joint arrangement in which the investment company is a participant, without prior Commission approval. The protections provided for in Section 17(d) essentially allow the Commission to set standards for all transactions concerning an investment company and an affiliate which could be construed as self-dealing or involve overreaching by the affiliate to the detriment of the investment company.

Each Fund will comply with the protections for open-end investment companies developed and approved by the Commission in Rule 12b-1 in connection with its Distribution and Service Plan(s), if any, with respect to each class of ~~Shares~~Units as if the Fund were an open-end management investment company.

Therefore, the Funds will participate in substantially the same way and under substantially the same conditions as would be the case with an open-end investment company imposing distribution and/or service fees under Rule 12b-1. Applicants note that, at the same time the Commission adopted Rule 12b-1,25 it also adopted Rule 17d-3 to provide an exemption from Section 17(d) and Rule ~~17d-1~~17d-l to the extent necessary for arrangements between open-end funds and their affiliated persons or principal underwriters (or affiliated persons of such persons or principal underwriters) whereby payments are made by the open-end fund with respect to distribution, if such agreements are entered into in compliance with Rule 12b-l. In its adopting release, the Commission stated as follows:

[24]	Applicants do not concede that Section 17(d) applies to the asset-based distribution and/or service fees discussed herein, but requests this exemption to eliminate any uncertainty.
[25]	See Bearing of Distribution Expenses by Mutual Funds, Investment Co. Act Rel. No. 11414 (October 28, 1980).

9

The Commission wishes to emphasize that it has no intention of categorizing certain transactions as raising the applicability of Section 17(d) and Rule 17d-3 of the Act. The Commission’s only comment is that to the extent that arrangements in which a fund pays for its distribution costs could involve the fund in a ‘joint enterprise’ with an affiliated person, and if such arrangements were entered into in compliance with Rule 12b-1, the Commission sees no need for prior Commission review and approval of the arrangements.26

As closed-end management investment companies, the Funds may not rely on Rule 17d-3. However, in light of the foregoing, Applicants believe any Section 17(d) concerns the Commission might have in connection with a Fund’s financing the distribution of its ~~shares~~Units should be resolved by the Fund’s undertaking to comply with the provisions of Rules 12b-1 and 17d-3 as if those rules applied to closed-end investment companies. Accordingly, the Funds will comply with Rules 12b-1 and 17d-3 as if those rules applied to closed-end investment companies. The Funds represent that the Funds’ imposition of asset-based distribution and/or service fees is consistent with factors considered by the Commission in reviewing applications for relief from Section 17(d) of the Act and Rule 17d-1 thereunder (i.e., that the imposition of such fees as described is consistent with the provisions, policies and purposes of the Act and does not involve participation on a basis different from or less advantageous than that of other participants).

VI.	~~APPLICANTS’ CONDITION~~APPLICANTS’ CONDITION

Applicants agree that any order granting the requested relief will be subject to the following condition:

Each Fund relying on the Order will comply with the provisions of Rules 6c-10, 12b-1, 17d-3, 18f-3, 22d-1, and, where applicable, 11a-3 under the Act, as amended from time to time, as if those rules applied to closed-end management investment companies, and will comply with the FINRA Sales Charge Rule, as amended from time to time, as if that rule applied to all closed-end management investment companies.

VII.	~~CORPORATE ACTION~~CORPORATE ACTION

~~The~~Each Fund’s ~~Articles of Incorporation empowers~~organizational documents will empower the Board ~~of the Fund~~ to establish different classes of ~~Shares~~Units and to take any other action necessary to accomplish the establishment and creation of such classes of ~~Shares~~Units . The Board has adopted resolutions, attached as Exhibit A, authorizing the Fund’s officers to file the Application with the Commission.

VIII.	~~CONCLUSION~~CONCLUSION

For the reasons stated above, Applicants submit that the exemptions requested are necessary and appropriate in the public interest and are consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. Applicants desire that the Commission issue the requested Order pursuant to Rule 0-5 under the Act without conducting a hearing.

Applicants submit that the exemptions requested conform substantially to the precedent cited herein.27

[26]	Id.
[27]

See ~~John Hancock Asset-Based Lending Fund~~Felicitas Private Markets Fund, supra note 14; Axxes Private Markets Fund, supra note 14; Brookfield Infrastructure Income Fund, Inc., supra note 14; Alti Private Equity Access and Commitments Fund, supra note 14; MBC Total Private Markets Access Fund, supra note 14; Carlyle AlpInvest Private Markets Fund, supra note 14; Constitution Capital Private Markets Fund, LLC, supra note 14; Fairway Private Equity & Venture Capital Opportunities Fund and Fairway Capital Management, LLC, supra note 14; The Optima Dynamic Alternatives Fund, supra note 14; MVP Private Markets Fund, supra note 14; Hamilton Lane Private Assets Fund, supra note 14; Cresset Private Markets Opportunity Fund, supra note 14; Triloma EIG Energy Income Fund, supra note 14; NorthStar/Townsend Institutional Real Estate Fund, Inc., supra note 14; and FS Global Credit Opportunities Fund, supra note 14.

10

As required by Rule 0-2(c)(1) under the Act, each Applicant hereby states that all of the requirements for execution and filing of this Application on behalf of the Applicants have been complied with in accordance with the organizational documents of the Applicants, as applicable, and the undersigned officers of the Applicants are fully authorized to execute this Application. The resolutions of the Initial Fund’s Board are attached as Exhibit A to this Application in accordance with the requirements of Rule 0-2(c)(1) under the Act and the verifications required by Rule 0-2(d) under the Act are attached as Exhibit B to this Application.

Pursuant to Rule 0-2(f) under the Act, the Applicants state that their address is 1370 Avenue of the Americas, New York, NY 10019 and that all written communications regarding this Application should be directed to the individuals and addresses indicated on the first page of this Application.

~~Pursuant to Rule 0-2(f) under the Act, each Applicant states that its address is as indicated below:~~

~~Brian F. Hurley, Esq.~~

~~c/o Brookfield Public Securities Group LLC~~

~~Brookfield Place~~

~~250 Vesey Street New York,~~

~~NY 10281-1023~~

~~Applicants further state that all written or oral communications concerning this Application should be directed to:~~

~~Michael R. Rosella, Esq.~~

~~Thomas D. Peeney, Esq.~~

~~Paul Hastings LLP~~

~~200 Park Avenue~~

~~New York, NY 10166~~

~~MikeRosella@paulhastings.com~~

~~thomaspeeney@paulhastings.com~~

~~(212) 318-6800~~

[Signature Page Follows]

11

~~The Applicants have caused this Application to be duly signed on their behalf on the 11th day of October, 2023.~~

~~Brookfield Infrastructure Income Fund, Inc.~~ARDIAN ACCESS LLC
Dated: February 19, 2025	By: /s/ ~~Brian F. Hurley~~Michael P. Ferragamo
Name: ~~Brian F. Hurley~~Michael P. Ferragamo
Title: ~~Secretary~~President

ARDIAN US LLC
~~Brookfield Asset Management Private Institutional Capital Adviser (Canada), L.P.~~
Dated: February 19, 2025	By: ~~Brookfield Infrastructure GP ULC, its general partner~~/s/ Edward Hickes
~~/s/ Carl Ching~~
Name: ~~Carl Ching~~Edward Hickes
Title: ~~Senior Vice President~~Chief Compliance Officer

Signature Page to Multi-Class Exemptive Order Application

EXHIBIT A

Resolutions of the Sole Director of ~~Brookfield Infrastructure Income~~ Ardian Access LLC (the “Fund~~, Inc.~~”)

~~The undersigned hereby certifies that he is the duly elected Secretary of Brookfield Infrastructure Income Fund, Inc. (“BII” or the “Fund”) and that, with respect to the attached application for an exemption from the provisions of Sections 18(a)(2), 18(c) and 18(i) of the Investment Company Act of 1940, as amended (the “Act”), and pursuant to Section 17(d) of the Act and Rule 17d-1 under the Act, and any amendments thereto (such application along with any amendments, the “Application”), all actions necessary to authorize the execution and filing of the Application under the organizational documents of BII have been taken and the person signing and filing the Application on behalf of BII is fully authorized to do so; and that the sole director of BII adopted the following resolutions by written consent on the 20th day of January, 2023 in accordance with the organizational documents of BII:~~

WHEREAS, the ~~sole director on the board of directors (the “Board”) of BII believes it to be in the best interests of BII to make an~~Sole Director has reviewed the Fund’s exemptive application ~~to the~~, a copy of which is attached hereto as Exhibit A, for an order of the Securities and Exchange Commission (the “SEC”) ~~for an order~~ pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “Act”), for an exemption from ~~the provisions of~~ Sections 18(a)(2), 18(c) and 18(i) of the Act~~,~~ and pursuant to Section 17(d) of the Act and Rule 17d-1 under the Act~~, to permit the Fund, among other things, to offer multiple classes of shares to the public (the “Order~~ (the “Exemptive Application”)~~.~~; and

WHEREAS, the Sole Director deems it advisable and in the best interest of the Fund that the Fund file the Exemptive Application.

NOW ~~THEFORE~~, THEREFORE, BE IT RESOLVED, that the ~~respective~~ officers of the Fund (collectively, the “Authorized Officers ~~of BII~~,” and each, an “Authorized Officer”), shall be, and each of them individually hereby is, authorized ~~to prepare, execute and submit, on behalf of BII, an exemptive application to the SEC for an order pursuant to Section 6(c) of the Act, for an exemption from the provisions of Sections 18(a)(2), 18(c) and 18(i) of the Act, and (ii) pursuant to Section 17(d) of the Act and Rule 17d-1 under the Act, to permit the Fund, among other things, to offer multiple classes of shares to the public; and it is~~, empowered and directed, in the name and on behalf of the Fund, to cause to be executed, delivered and filed with the SEC the Exemptive Application, in substantially the form provided to the Board; and

FURTHER RESOLVED, that ~~any~~the Authorized ~~Officer of BII~~Officers shall be, and each of them individually hereby is, authorized, empowered and directed ~~on behalf of BII to do and perform or cause to be done and performed~~, in the name ~~of BII, such acts, including filing any necessary documents with the SEC and preparing, executing and filing on behalf of BII any such other documents or instruments, as they deem appropriate or advisable in furtherance of the above resolution, and to pay or cause to be paid by BII such costs and expenses, and to prepare or cause to be prepared, negotiate or cause to be negotiated and execute and deliver or cause to be executed and delivered by or on behalf of BII such notices, requests, demands, directions, consents, approvals, orders, applications, certificates, agreements, amendments, further assurances or other instruments or communications, under the corporate seal of BII, as they may deem necessary or advisable in order to carry into effect the intent of the foregoing resolutions, or to consummate the transactions contemplated thereby, or to comply with the requirements, to implement the terms or satisfy the conditions of any filings and documents approved and authorized by the foregoing (including, without limitation, the obtaining of any necessary or appropriate consents and/or approvals of other persons or agencies or authorities); and it is~~and on behalf of the Fund, to cause to be made, executed, delivered and filed with the SEC any amendments to the Exemptive Application and any additional applications for exemptive relief as are determined necessary, advisable or appropriate by any of the Authorized Officers in order to effectuate the foregoing resolutions, such determination to be conclusively evidenced by the taking of any such action; and

FURTHER RESOLVED, that all ~~actions, transactions, events and practices regarding BII (or the operation thereof), implemented or to be implemented by BII, or taken or to be taken by BII, that are described in the~~acts and things previously done by any of the Authorized Officers, on or prior to the date hereof, in the name and on behalf of the Fund in connection with the foregoing resolutions ~~be, and hereby are, authorized, confirmed, ratified and approved~~are in all respects authorized, ratified, approved, confirmed and adopted as the acts and deeds by and on behalf of the Fund; and ~~it is~~

FURTHER RESOLVED, that ~~any and all prior lawful actions taken by any Authorized Officer of BII or any person or persons designated and authorized to act by a director or Authorized Officer of BII in connection with the execution, delivery and performance of any documents or certificates related thereto or contemplated by the foregoing resolutions which would have been authorized by the foregoing resolutions except that such actions were taken prior to the adoption of the foregoing resolutions are severally authorized, ratified, confirmed, approved and adopted as being actions of BII; and it is~~the Authorized Officers be, and each of them hereby is, authorized and directed, by and on behalf of the Fund and in its name, to do and perform such other acts and to execute and deliver such other instruments, certificates and documents as he or she shall determine to be necessary, appropriate or desirable to carry out any of the foregoing, any such determination to be conclusively evidenced by the doing or performing of any such act, or the execution and delivery of any such instrument, certificate or documents; and

FURTHER RESOLVED, that the Authorized Officers ~~of BII~~ be, and each of them hereby is, authorized, empowered and directed to certify and deliver copies of these resolutions to such ~~government~~governmental bodies, agencies, persons, firms or corporations as the Authorized Officers ~~of BII~~ may deem necessary and to identify by his or her signature or certificate, or in such form as may be required, the documents and instruments presented to and approved herein and to furnish evidence of the approval, by an ~~Authorized Officer~~officer authorized to give such approval, of any document, instrument or provision or any addition, deletion or change in any document or instrument~~; and it is~~.

~~FURTHER RESOLVED, that in every instance in the foregoing resolutions where an Authorized Officer is authorized to take such actions or make such changes to a document as he or she determines to be necessary, desirable or appropriate, then the taking of the action or the execution of such document with such changes shall evidence conclusively his or her determination that such actions or changes to such documents are necessary, desirable or appropriate (as applicable); and it is~~

~~FURTHER RESOLVED, that for purposes of the foregoing resolutions, the Authorized Officers of BII shall be the Chief Executive Officer, President, Treasurer, Secretary and any Vice President of BII (collectively, the “Authorized Officers”).~~

~~Brookfield Infrastructure Income Fund, Inc.~~ Ardian Access LLC
By: /s/ ~~Brian F. Hurley~~ Michael P. Ferragamo
Name: ~~Brian F. Hurley~~Michael P. Ferragamo
Title: ~~Secretary~~ Director
Date: ~~October 11, 2023~~ February 19, 2025

EXHIBIT B

Verifications

~~Verifications of Brookfield Infrastructure Income Fund, Inc. and~~

~~Brookfield Asset Management Private Institutional Capital Adviser (Canada), L.P.~~

The undersigned states that he has duly executed the attached Application dated ~~October 11, 2023~~February 19, 2025 for and on behalf of ~~Brookfield Infrastructure Income Fund, Inc.~~Ardian Access LLC in his capacity as ~~Secretary~~President of such entity, and that all actions by the holders and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

~~Brookfield Infrastructure Income Fund, Inc.~~Ardian Access LLC
By: /s/ ~~Brian F. Hurley~~Michael P. Ferragamo
Name: ~~Brian F. Hurley~~Michael P. Ferragamo
Title: ~~Secretary~~President

The undersigned states that he has duly executed the attached Application dated ~~October 11, 2023~~February 19, 2025 for and on behalf of ~~Brookfield Asset Management Private Institutional Capital Adviser (Canada), L.P.~~Ardian US LLC in his capacity as ~~Senior Vice President~~Chief Compliance Officer of such entity, and that all actions by the holders and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

~~Brookfield Asset Management Private Institutional Capital Adviser (Canada), L.P.~~Ardian US LLC
By: ~~Brookfield Infrastructure GP ULC, its general partner~~/s/ Edward Hickes
~~/s/ Carl Ching~~
Name: ~~Carl Ching~~Edward Hickes
Title: ~~Senior Vice President~~Chief Compliance Officer